                  SUBJECT TO COMPLETION, DATED OCTOBER 9, 2000

THE INFORMATION CONTAINED IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. THESE SECURITIES MAY NOT BE SOLD UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE OR JURISDICTION WHERE THE OFFER OR SALE IS NOT PERMITTED.

                                5,000,000 SHARES

                                     [LOGO]

                                  COMMON STOCK

                              $          PER SHARE

--------------------------------------------------------------------------------

Corvas International, Inc. is offering for sale 5,000,000 shares of its common stock.

Our common stock is listed on the Nasdaq National Market under the symbol "CVAS." On October 6, 2000, the last reported sale price of our common stock on the Nasdaq National Market was $20.50 per share.

INVESTING IN OUR COMMON STOCK INVOLVES RISKS. SEE "RISK FACTORS" BEGINNING ON PAGE 8.

                                                              PER SHARE       TOTAL
                                                             -----------  --------------
Price to the public........................................   $           $
Underwriting discount......................................
Proceeds to Corvas.........................................

We have granted an over-allotment option to the underwriters. Under this option, the underwriters may elect to purchase a maximum of 750,000 additional shares from us within 30 days following the date of this prospectus to cover over-allotments.

--------------------------------------------------------------------------------

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

CIBC WORLD MARKETS
                          PRUDENTIAL VECTOR HEALTHCARE
                        A UNIT OF PRUDENTIAL SECURITIES
                                                      U.S. BANCORP PIPER JAFFRAY

                  The date of this prospectus is       , 2000

                               TABLE OF CONTENTS

                                                                                                                PAGE
                                                                                                             -----------
Prospectus Summary.........................................................................................           4
Risk Factors...............................................................................................           8
Forward-Looking Statements.................................................................................          16
Common Stock Market Data...................................................................................          17
Use of Proceeds............................................................................................          18
Dividend Policy............................................................................................          18
Capitalization.............................................................................................          19
Dilution...................................................................................................          20
Selected Financial Data....................................................................................          21
Management's Discussion and Analysis of Financial Condition and Results of Operations......................          22
Business...................................................................................................          27
Management.................................................................................................          39
Principal Stockholders.....................................................................................          42
Related-Party Transactions.................................................................................          44
Description of Capital Stock...............................................................................          45
Underwriting...............................................................................................          49
Legal Matters..............................................................................................          51
Experts....................................................................................................          51
Where You Can Find More Information........................................................................          51

                            ------------------------

The underwriters are offering the shares subject to various conditions and may reject all or part of any order.

                               PROSPECTUS SUMMARY

THIS SUMMARY HIGHLIGHTS INFORMATION CONTAINED IN OTHER PARTS OF THIS PROSPECTUS. BECAUSE IT IS A SUMMARY, IT DOES NOT CONTAIN ALL OF THE INFORMATION THAT YOU SHOULD CONSIDER BEFORE INVESTING IN THE SHARES. YOU SHOULD READ THE ENTIRE PROSPECTUS CAREFULLY, INCLUDING THE RISK FACTORS AND THE REPORTS INCORPORATED BY REFERENCE IN THIS PROSPECTUS.

                                  THE COMPANY

We are a biopharmaceutical company engaged in the discovery, development and commercialization of novel therapeutics that address large markets, including cardiovascular disease, stroke and cancer. We currently have two product candidates in Phase II clinical trials. Our lead product candidate is UK-279,276, formerly rNIF, a recombinant protein in Phase II clinical trials for the treatment of reperfusion injury associated with ischemic stroke. Pfizer Inc., our collaborator for UK-279,276, has completed a Phase IIa clinical trial in stroke patients and expects to initiate a Phase IIb clinical trial in the fourth quarter of 2000. Our second product candidate, known as rNAPc2, is a recombinant protein that we are developing for the prevention of deep vein thrombosis and pulmonary embolism, and for the treatment of unstable angina. We recently completed a successful Phase II clinical trial for the prevention of deep vein thrombosis and pulmonary embolism and, subject to government regulations, plan to initiate a Phase III clinical trial for this indication in the second half of 2001. We also have a number of research programs aimed at developing novel drugs to modulate proteases involved in cancer and other diseases.

                                  OUR PRODUCTS

UK-279,276

We are developing UK-279,276 for the treatment of reperfusion injury associated with ischemic stroke. Reperfusion is the restoration of blood flow after the blood clot that caused the stroke has been dissolved. Reperfusion injury is the brain damage caused following restoration of blood flow. Current therapies for ischemic stroke attempt to dissolve the blood clot that caused the stroke, but do not prevent the resulting reperfusion injury. More than 600,000 individuals suffer an ischemic stroke each year in the United States.

Pfizer is developing UK-279,276 under a license agreement with us and is responsible for all development and commercialization activities. Pfizer has completed a Phase IIa clinical trial and we believe Pfizer will present data from this trial at the World Stroke Conference in November 2000. Pfizer expects to commence a Phase IIb clinical trial in the fourth quarter of 2000.

RNAPC2

We are independently developing a recombinant protein, rNAPc2, for the prevention of deep vein thrombosis and pulmonary embolism, and for the treatment of unstable angina.

DEEP VEIN THROMBOSIS. Deep vein thrombosis occurs when a blood clot forms in a vein in the leg. Deep vein thrombosis can lead to fatal pulmonary embolism if a clot dislodges from the leg and travels to the lung. The risk of deep vein thrombosis is highest in major orthopedic surgeries, such as total knee replacements, hip fractures and hip replacements. Approximately one million individuals undergo major orthopedic surgery each year. Most of these patients are treated with low molecular weight heparins to prevent the occurrence of deep vein thrombosis. However, even with this treatment, most clinical trials show that 25% to 30% of treated patients still suffer from deep vein thrombosis.

In September 2000, we announced that in the largest patient treatment group in our Phase II clinical trial, rNAPc2 reduced the risk of developing deep vein thrombosis by greater than 50% as compared to results from the use of low molecular weight heparins. We plan to present the results of our Phase II clinical trial for the prevention of deep vein thrombosis at the

American Society of Hematology conference in December 2000.

UNSTABLE ANGINA. Severe chest pain while at rest, or unstable angina, is often the result of blood clots occurring in the coronary arteries. Approximately 700,000 patients are diagnosed with unstable angina in the United States each year. We believe rNAPc2 could potentially be used as an anticoagulant treatment for all unstable angina patients, in combination with heparins, aspirin and antiplatelet drugs. We are conducting a Phase IIa clinical trial in patients undergoing elective angioplasty to establish safety prior to initiating a Phase IIb clinical trial in patients with unstable angina. We expect to complete our current Phase IIa clinical trial in the first half of 2001.

                          PROTEASE MODULATION PROGRAMS

Proteases are proteins that act as molecular scissors that cleave other proteins responsible for regulating normal cellular function. The maintenance of normal health requires that the activity of proteases be tightly controlled. Excessive or deficient protease activity underlies many serious diseases in humans including cardiovascular disease, cancer, inflammation and several infectious diseases. We focus our research efforts on correcting these imbalances through drugs that are designed to modulate protease activity.

Our approach to protease modulation was developed through many years of discovering and developing inhibitors of key proteases responsible for the formation of blood clots. The anticoagulant rNAPc2 is a direct result of this effort. We are now working to develop drugs outside the cardiovascular arena using our expertise in medicinal chemistry and protease inhibitor combinatorial library design and synthesis.

CANCER. Our internal protease modulation efforts are currently in the area of cancer. We are using functional genomics to discover novel proteases that may play an important role in the growth and metastasis of solid tumors. Using this approach, we have identified several novel protease targets and are already evaluating new drug candidates addressing these targets. In particular, we have selected a small molecule lead candidate protease inhibitor and we have demonstrated its efficacy in animal models of prostate tumors. Assuming continued positive results, we aim to advance this lead compound into clinical trials in late 2001.

                                    STRATEGY

Our objective is to build a profitable, fully-integrated biopharmaceutical company by developing drugs for the treatment of cardiovascular disease, stroke and cancer. The key elements of our strategy to accomplish this objective are to:

  - Complete the development of rNAPc2

  - Develop novel therapeutics based on our expertise on modulating protease function in disease

  - Focus our internal development efforts on cancer

  - Form corporate collaborations to support development and commercialization of our product candidates

  - In-license or acquire complementary products, technologies or companies

                               OTHER INFORMATION

We originally incorporated in California in 1987 and reincorporated in Delaware in 1993. Our executive offices are located at 3030 Science Park Road, San Diego, California 92121, and our telephone number is (858) 455-9800.
Corvas-Registered Trademark- is a registered trademark and the Corvas logo is our trademark. All other trademarks, trade names and product names referred to in this prospectus are the property of their respective owners.

                                  THE OFFERING

Common stock offered by Corvas.....................  5,000,000 shares

Common stock to be outstanding after the
offering...........................................  26,278,747 shares

Use of proceeds....................................  We intend to use the net proceeds from this offering to fund clinical trials
                                                     of our product candidates, to advance
                                                     our preclinical research programs, to
                                                     in-license and acquire complementary
                                                     products, technologies or companies and
                                                     for general corporate purposes.

Nasdaq National Market symbol......................  CVAS

The number of shares of common stock to be outstanding after the offering as shown in the table above is based on 21,278,747 shares outstanding as of September 15, 2000. The number of shares of common stock outstanding excludes:

  - 1,747,373 shares of common stock issuable upon exercise of outstanding options as of September 15, 2000, at a weighted average exercise price of $4.21 per share

  - 226,318 shares of common stock issuable upon exercise of outstanding warrants as of September 15, 2000, at a weighted average exercise price of $5.38 per share

  - 217,804 shares reserved for issuance under our employee stock purchase plan

  - 3,111,485 shares of common stock issuable upon the conversion of our 5.5% convertible senior subordinated notes due in August 2006, assuming the notes converted on September 15, 2000 and assuming that the accreted interest on the notes was paid in common stock valued at $15.13 per share, which is the average closing price of our common stock on the Nasdaq National Market for the 20 trading days preceding September 15, 2000. See "Description of Capital Stock--Convertible Notes."

Unless otherwise stated, all information in this prospectus assumes no exercise of the over-allotment option we granted to the underwriters.

                         SUMMARY FINANCIAL INFORMATION
                     (in thousands, except per share data)

                                                                                                 SIX MONTHS ENDED
                                                                 YEAR ENDED DECEMBER 31,             JUNE 30,
                                                            ---------------------------------  --------------------
                                                              1997        1998        1999       1999       2000
                                                            ---------  ----------  ----------  ---------  ---------
STATEMENTS OF OPERATIONS DATA:
Total revenues............................................  $  10,405  $    9,969  $    6,292  $   3,336  $   4,433
Costs and expenses:
  Research and development................................      9,705      15,800      14,669      6,782      7,521
  General and administrative..............................      4,469       3,670       5,320      1,635      1,894
  Cost of products sold...................................        194          18          --         --         --
                                                            ---------  ----------  ----------  ---------  ---------
Total costs and expenses..................................     14,368      19,488      19,989      8,417      9,415
                                                            ---------  ----------  ----------  ---------  ---------
Loss from operations......................................     (3,963)     (9,519)    (13,697)    (5,081)    (4,982)
Net other income..........................................      1,511       1,415         680        395        505
                                                            ---------  ----------  ----------  ---------  ---------
Net loss..................................................  $  (2,452) $   (8,104) $  (13,017) $  (4,686) $  (4,477)
                                                            =========  ==========  ==========  =========  =========
Basic and diluted net loss per share......................  $   (0.18) $    (0.56) $    (0.82) $   (0.31) $   (0.22)
                                                            =========  ==========  ==========  =========  =========
Shares used in computing basic and diluted net loss per
  share...................................................     13,873      14,460      15,842     15,140     20,375

                                                                                                JUNE 30, 2000
                                                                                            ----------------------
                                                                                             ACTUAL    AS ADJUSTED
                                                                                            ---------  -----------
BALANCE SHEET DATA:
Cash, cash equivalents and investments....................................................  $  32,358   $ 128,108
Working capital...........................................................................     31,025     126,775
Total assets..............................................................................     34,793     130,543
Long term debt............................................................................     10,584      10,584
Accumulated deficit.......................................................................    (95,347)    (95,347)
Total stockholders' equity................................................................     21,634     117,384

The as adjusted balance sheet data above gives effect to the sale of 5,000,000 shares of our common stock in this offering at an assumed public offering price of $20.50 per share, after deducting the underwriting discount and our estimated offering expenses.

                                  RISK FACTORS

YOU SHOULD CAREFULLY CONSIDER THE FOLLOWING RISK FACTORS AND OTHER INFORMATION INCLUDED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS BEFORE DECIDING TO INVEST IN THE SHARES.

WE HAVE A HISTORY OF OPERATING LOSSES AND WE MAY NEVER BECOME PROFITABLE.

We have experienced significant operating losses since our inception in 1987. At June 30, 2000, we had an accumulated deficit of approximately $95.3 million. We have not earned any revenues from commercial sales of any therapeutic products. We have funded our operations principally from research funding, license fees, milestone payments and sales of our equity and debt securities. We expect to continue to incur substantial additional operating losses for the next several years as we pursue our clinical trials and research and development efforts. To become profitable, we, either alone or with our collaborators, must successfully develop, manufacture and market our current product candidates, particularly UK-279,276 and rNAPc2, as well as continue to identify, develop, manufacture and market new product candidates. It is possible that we will never have significant product sales revenue or receive significant royalties on our licensed product candidates.

WE ARE AT AN EARLY STAGE OF DEVELOPMENT AND WE DO NOT HAVE, AND MAY NEVER DEVELOP, ANY COMMERCIAL DRUGS OR OTHER PRODUCTS THAT GENERATE REVENUES.

We are at an early stage of development as a biopharmaceutical company, and we do not have any commercial products. Our existing product candidates will require significant additional development, clinical trials, regulatory clearances and additional investment before they can be commercialized. Our product development efforts may not lead to commercial drugs, either because the product candidates fail to be safe and effective in clinical trials or because we have inadequate financial or other resources to pursue the program through the clinical trial process. We do not expect to be able to market any of our existing product candidates for a number of years, if at all. If we are unable to develop any commercial drugs, or if such development is delayed, we will be unable to generate revenues, which may require that we raise additional capital through financings or cease our operations.

WE ARE DEPENDENT ON THE SUCCESSFUL OUTCOME OF THE CLINICAL TRIALS FOR OUR TWO MOST ADVANCED PRODUCT CANDIDATES, UK-279,276 AND RNAPC2.

UK-279,276 and rNAPc2 are our lead product candidates. Our success will depend, to a great degree, on the success of these product candidates. Pfizer, our collaborator on UK-279,276, has completed a Phase IIa clinical trial for safety and dosing of UK-279,276 and it expects to begin a Phase IIb efficacy trial of UK-279,276 in the fourth quarter of 2000 for the prevention of reperfusion injury associated with ischemic stroke. We have completed a Phase II clinical trial of rNAPc2 for the prevention of deep vein thrombosis and pulmonary embolism. We are also currently conducting a Phase IIa clinical trial of rNAPc2 in patients undergoing elective angioplasty to establish safety prior to conducting additional clinical trials in patients with unstable angina. Subject to government regulations, we intend to enter into Phase III clinical trials for rNAPc2 in the second half of 2001.

Our business prospects will depend on our ability and the ability of our collaborators to complete patient enrollment in clinical trials, the ability to obtain satisfactory results, the ability to obtain required regulatory approvals and the ability to successfully commercialize these products. Many factors affect patient enrollment, including the size of the patient population, the proximity of patients to clinical sites and the eligibility criteria for the trial. Delays in patient enrollment in the trials may result in increased costs, program delays, or both, which could slow down our product development and approval process. If clinical trials for these product candidates are not completed or conducted as planned, or if either or both of these products do not prove to be safe and effective or receive required regulatory approvals, the commercialization of our product candidates would be delayed or prevented, our business would be materially harmed and our stock price would decline.

THE FDA HAS NOT APPROVED ANY OF OUR PRODUCT CANDIDATES AND WE MAY NEVER BE PERMITTED TO COMMERCIALIZE ANY PRODUCT WE DEVELOP.

Our product candidates are in the early stages of development and have not received required regulatory clearance from the Federal Drug Administration, or the FDA, or any other regulatory body to be commercially marketed and sold. The regulatory clearance process typically takes many years and is extremely expensive and regulatory clearance is never guaranteed. If we fail to obtain regulatory clearance for our current or future product candidates, we will be unable to market and sell any products and therefore may never be profitable.

As part of the regulatory clearance process, we must conduct, at our own expense or our collaborators' expense, preclinical research and clinical trials for each product candidate to demonstrate safety and efficacy. The number of preclinical studies and clinical trials that will be required varies depending on the product, the disease or condition that the product is in development for, and regulations applicable to any particular product.

The regulatory process typically also includes a review of the manufacturing process to ensure compliance with applicable standards. The FDA can delay, limit or not grant approval for many reasons, including:

- a product candidate may not be safe or effective

- FDA officials may interpret data from preclinical testing and clinical trials in different ways than we interpret it

- the FDA might not approve our manufacturing processes or facilities, or the processes or facilities of our collaborators

- the FDA may change its approval policies or adopt new regulations

The FDA also may approve a product candidate for fewer indications than requested or may condition approval on the performance of post-marketing studies for a product candidate.

Even if we receive FDA and other regulatory approvals, our product candidates may later exhibit adverse effects that limit or prevent their widespread use or that force us to withdraw those product candidates from the market.

In addition, any marketed product and its manufacturer continue to be subject to strict regulation after approval. Any unforeseen problems with an approved product or any violation of regulations could result in restrictions on the product, including its withdrawal from the market.

The process of obtaining approvals in foreign countries is subject to delay and failure for the same reasons. Any delay in, or failure to receive approval for, any of our products could materially harm our business, financial condition and results of operations.

OUR PRECLINICAL AND CLINICAL TESTING RESULTS ARE UNCERTAIN. IF TRIAL RESULTS ARE NEGATIVE, WE MAY BE FORCED TO STOP DEVELOPING PRODUCT CANDIDATES IMPORTANT TO OUR FUTURE.

The results of preclinical studies and initial clinical trials of our product candidates do not necessarily predict the results from later-stage clinical trials. Product candidates in later stages of clinical trials may fail to show the desired safety and efficacy traits despite having progressed through initial clinical testing. We cannot assure you that the data collected from clinical trials of our product candidates will be sufficient to support FDA or other regulatory approval.

Administering any product candidates we develop to humans may produce undesirable side effects. These side effects could interrupt, delay or halt clinical trials of our product candidates and could result in the FDA or other regulatory authorities denying approval of our product candidates for any or all targeted indications. The FDA, other regulatory authorities or we may suspend or terminate clinical trials at any time. We cannot assure you that any of our product candidates will be safe for human use.

IF WE FAIL TO OBTAIN ADDITIONAL FINANCING, WE MAY BE UNABLE TO COMPLETE THE DEVELOPMENT AND COMMERCIALIZATION OF RNAPC2 AND OTHER PRODUCT CANDIDATES OR CONTINUE OUR RESEARCH AND DEVELOPMENT PROGRAMS.

Our operations have consumed substantial amounts of cash since inception. Our sources of revenue are primarily limited to research funding, license fees and milestone payments from our corporate collaborators. During 1999, we had a net loss of approximately $13.0 million. We expect that we will continue to spend substantial amounts on research and development, including amounts spent for manufacturing clinical supplies, conducting clinical trials for our product candidates and expanding our drug development programs. We expect that the net proceeds from this offering, together with our existing assets, will be sufficient to fund our operations for at least the next two years. However, our future capital needs will depend on many factors, including the receipt of milestone payments from our collaboration with Pfizer, and progress in our research and development activities.

We do not have committed external sources of funding. If we are unable to raise additional capital when required or on acceptable terms, we may have to significantly delay, scale back or discontinue one or more of our drug discovery programs, clinical trials or other aspects of our operations. We also could be required to:

  - seek corporate collaborators for programs at an earlier stage than would be desirable to maximize the rights to future product candidates that we retain

  - relinquish or license rights to technologies, product candidates or products that we would otherwise seek to develop or commercialize ourselves on terms that are less favorable to us than might otherwise be available

IF WE FAIL TO MAINTAIN OUR EXISTING COLLABORATIVE RELATIONSHIPS, OR IF OUR COLLABORATORS DO NOT DEVOTE ADEQUATE RESOURCES TO THE DEVELOPMENT AND COMMERCIALIZATION OF OUR LICENSED PRODUCT CANDIDATES, WE MAY NOT BE ABLE TO ACHIEVE PROFITABILITY.

We have granted exclusive development, commercialization and marketing rights to Pfizer for the development of UK-279,276 and to Schering-Plough for orally administered inhibitors of thrombosis and inhibitors of a key protease associated with hepatitis C virus replication that have resulted from these collaborations. These collaborators are responsible for all aspects of these programs, including the conduct of research and development, clinical trials and the regulatory approval process. We have no control over the amount and timing of resources that our collaborators dedicate to the development of our licensed product candidates. Our ability to generate royalties from our collaborators depends on our collaborators' abilities to establish the safety and efficacy of our product candidates, obtain regulatory approvals and achieve market acceptance of our products. Our collaboration with Schering-Plough relating to orally administered inhibitors of thrombosis is scheduled to terminate in December 2000. If Pfizer or Schering-Plough do not perform under our collaborative agreements, our potential for revenue from the related product candidates will be dramatically reduced. Pfizer and Schering-Plough may terminate our collaborative agreements on short notice.

Collaborative agreements generally pose the following risks:

  - collaborators may not pursue further development and commercialization of compounds resulting from collaborations or may elect not to renew research and development programs

  - collaborators may delay clinical trials, underfund a clinical trial program, stop a clinical trial or abandon a product candidate, repeat or conduct new clinical trials or require a new formulation of a product candidate for clinical testing

  - collaborators could independently develop, or develop with third parties, products that could compete with our future products

  - the terms of our contracts with our current or future collaborators may not be favorable to us in the future

  - a collaborator with marketing and distribution rights to one or more products may not commit enough resources to the marketing and distribution of our products, limiting our potential revenues from the commercialization of a product

  - disputes may arise delaying or terminating the research, development or commercialization of our product candidates, or result in significant litigation or arbitration

  - collaborations may be terminated and we will experience increased capital requirements if we elect to pursue further development of the product candidate

In addition, there have been a significant number of recent business combinations among large pharmaceutical companies that have resulted in a reduced number of potential future collaborators. If business combinations involving our collaborators were to occur, the effect could be to diminish, terminate or cause delays in one or more of our product development programs.

IF WE DO NOT FIND ADDITIONAL COLLABORATORS FOR OUR PRODUCT CANDIDATES, WE MAY HAVE TO REDUCE OR DELAY OUR RATE OF PRODUCT DEVELOPMENT AND/OR INCREASE OUR EXPENDITURES.

Our strategy for developing, manufacturing and commercializing our products includes entering into various relationships with pharmaceutical companies to advance our programs and reduce our expenditures on each program. We may not be able to negotiate additional collaborations on acceptable terms or at all. If we are not able to establish additional collaborative arrangements, we may have to reduce or delay further development of some of our programs and/or increase our expenditures and undertake the development activities at our own expense. If we elect to increase our capital expenditures to fund our development programs, we will need to obtain additional capital, which may not be available on acceptable terms or at all.

OUR COMPETITORS MAY DEVELOP AND MARKET DRUGS THAT ARE LESS EXPENSIVE, MORE EFFECTIVE, OR SAFER WHICH MAY DIMINISH OR ELIMINATE THE COMMERCIAL SUCCESS OF ANY PRODUCTS WE MAY COMMERCIALIZE.

The biopharmaceutical market is highly competitive. Almost all of the larger biopharmaceutical companies have developed, or are attempting to develop, products that will compete with products we may develop, including some that are in late stage clinical trials. It is possible that our competitors will develop and market products that are less expensive and more effective than our future products or that will render our products obsolete. It is also possible that our competitors will commercialize competing products before any of our products are marketed. We expect that the competition from other biopharmaceutical companies, pharmaceutical companies, universities and public and private research institutions will increase. Many of these competitors have substantially greater financial, technical, research and other resources than we do. We may not have the financial resources, technical expertise or marketing, distribution or support capabilities to compete successfully.

FAILURE TO RETAIN OUR PRESIDENT AND CHIEF EXECUTIVE OFFICER, OUR EXECUTIVE VICE PRESIDENT, RESEARCH AND DEVELOPMENT AND OTHER KEY PERSONNEL COULD DECREASE OUR ABILITY TO OBTAIN FINANCING, CONDUCT CLINICAL TRIALS OR DEVELOP OUR PRODUCT CANDIDATES.

We depend on our President and Chief Executive Officer, Randall E. Woods, and our Executive Vice President, Research and Development, George P. Vlasuk, Ph.D. The loss of either of these individuals may prevent us from achieving our business objective of commercializing our product candidates. Both of these employees have employment agreements with us, but the agreements provide for "at-will" employment with no specified term. Our future success will also depend in large part on our continued ability to attract and retain other highly qualified scientific, technical and management personnel, as well as personnel with expertise in clinical testing and governmental regulation. We face competition for personnel from other companies, universities, public and private research institutions, government entities and other organizations. If we are unsuccessful in our recruitment and retention efforts, our business operations will be harmed.

BECAUSE WE HAVE LIMITED MANUFACTURING EXPERIENCE AND WE RELY ON THIRD-PARTY MANUFACTURERS, WE ARE UNABLE TO CONTROL THE AVAILABILITY OF OUR PRODUCT CANDIDATES.

In order to be successful, our product candidates must be capable of being manufactured in sufficient quantities, in compliance with regulatory requirements, and at an acceptable cost. We have only limited experience in pilot scale manufacturing. For larger-scale production, which is required for clinical testing, we intend to rely on third parties to manufacture our product candidates. If we cannot continue to contract for large-scale manufacturing capabilities on acceptable terms, or if we encounter delays or difficulties with manufacturers, we may not be able to conduct clinical trials as planned. This would delay or halt submission of our product candidates for regulatory clearance, and may prevent us from selling our products and achieving profitability.

Also, our third-party manufacturers may be unable to manufacture any product candidate we develop in commercial quantities on a cost-effective basis. Covance Inc. is our sole supplier of our rNAPc2 product candidate. Covance has recently announced that it has engaged investment bankers to explore the possible divestiture of its pharmaceutical packaging and biomanufacturing business. If for any reason Covance delays the supply of our rNAPc2 product candidate, we may have to delay our clinical trials.

We may need to expand our existing relationships or establish new relationships with additional third-party manufacturers for our current and future product candidates. We may be unable to establish or maintain relationships with third-party manufacturers on acceptable terms, or at all. Our dependence on third parties may reduce our profit margins and delay or limit our ability to develop and commercialize our products on a timely and competitive basis. Furthermore, third-party manufacturers may encounter manufacturing or quality control problems in connection with the manufacture of our product candidates and may be unable to obtain or maintain the necessary governmental licenses and approvals to manufacture our product candidates. Any such failure could delay or preclude receiving regulatory approvals to sell our product candidates.

IF WE ARE UNABLE TO PROTECT OUR PROPRIETARY TECHNOLOGY, WE MAY NOT BE ABLE TO COMPETE AS EFFECTIVELY.

Our success depends in part on our ability to obtain and enforce patent protection for our products, both in the United States and other countries, and operate without infringing the proprietary rights of third parties. The scope and extent of patent protection for our product candidates is uncertain and frequently involves complex legal and factual questions. We cannot predict the breadth of claims that will be allowed and issued in patents related to biotechnology or pharmaceutical applications. Once such patents have issued, we cannot predict how the claims will be construed or enforced. In addition, statutory differences between countries may limit the protection we can obtain on some of our inventions outside of the United States. For example, methods of treating humans are not patentable in many countries outside of the United States. We rely on patent and other intellectual property protection to prevent our competitors from developing, manufacturing and marketing products based on our technology. Our patents may not be enforceable and they may not afford us protection against competitors, especially since there is a lengthy lead time between when a patent application is filed and when it is actually issued. Because of this, we may infringe on intellectual property rights of others without being aware of the infringement. If a patent holder believes that one of our product candidates infringes on their patent, they may sue us even if we have received patent protection for our technology. If another party claims we are infringing their technology, we could face a number of issues, including the following:

  - defending a lawsuit, which is very expensive and time consuming

  - paying a large sum for damages if we are found to be infringing

  - being prohibited from selling or licensing our products or product candidates until we obtain a license from the patent holder, who may refuse to grant us a license or will only agree to do so on unfavorable terms. Even if we are granted a license, we may have to pay substantial royalties or grant cross-licenses to our patents

  - redesigning our drug so it does not infringe on the patent holder's technology if we are unable to obtain a license. This may not be possible and, even if possible, it would require substantial additional capital and would delay commercialization

The coverage claimed in a patent application can be significantly narrowed before a patent is issued, either in the United States or abroad. We do not know whether any of our pending or future patent applications will result in the issuance of patents. To the extent patents have been issued or will be issued, we do not know whether these patents will be subjected to further proceedings limiting their scope, will provide significant proprietary protection or competitive advantage, or will be circumvented or invalidated. Furthermore, patents already issued to us, or patents that may issue on our pending applications, may become subject to dispute, including interference proceedings in the United States to determine priority of invention or opposition proceedings in foreign countries contesting the validity of issued patents.

We also rely on trade secrets and proprietary know-how to develop and maintain our competitive position. While we believe that we have protected our trade secrets, some of our current or former employees, consultants or scientific advisors, or current or prospective corporate collaborators, may unintentionally or willfully disclose our confidential information to competitors or use our proprietary technology for their own benefit. Furthermore, enforcing a claim alleging the infringement of our trade secrets would be expensive and difficult to prove, making the outcome uncertain. Our competitors may also independently develop equivalent knowledge, methods and know-how or gain access to our proprietary information through some other means.

Since we collaborate with third parties on some of our technology, there is also the risk that disputes may arise as to the rights to technology or drugs developed in collaboration with other parties.

IF WE BECOME SUBJECT TO PRODUCT LIABILITY CLAIMS, THE DAMAGES MAY EXCEED OUR INSURANCE.

Since we conduct clinical trials on humans, we face the risk that the use of our product candidates will result in adverse effects. These risks will exist even for products that may be cleared for commercial sale. We have obtained liability insurance of $10.0 million for our product candidates in clinical trials. We cannot predict all of the possible harms or side effects that may result and, therefore, the amount of insurance coverage we currently hold may not be adequate to protect us from any liabilities. We may not have sufficient resources to pay for any liabilities resulting from a claim beyond the limit of our insurance coverage.

THE REIMBURSEMENT STATUS OF NEWLY APPROVED HEALTHCARE DRUGS IS UNCERTAIN AND FAILURE TO OBTAIN ADEQUATE REIMBURSEMENT COULD LIMIT OUR ABILITY TO MARKET ANY PRODUCTS WE MAY DEVELOP AND DECREASE OUR ABILITY TO GENERATE REVENUE.

There is significant uncertainty related to the reimbursement of newly approved pharmaceutical products. Our and our collaborators' ability to commercialize our products in both domestic and foreign markets will depend in part on the reimbursements obtained from third-party payors such as government health administration authorities, private health insurers, managed care programs and other organizations. Third-party payors are increasingly attempting to contain healthcare costs by limiting both coverage and the level of reimbursement of new pharmaceutical products. Cost control initiatives could decrease the price that we, or our collaborators, would receive for our products and affect our ability to commercialize any products we may develop. If third parties fail to provide reimbursement for any drugs we may develop, consumers and doctors may not choose to use our products, and we may not realize an acceptable return on our investment in product development.

IF WE ARE UNABLE TO CREATE SALES, MARKETING AND DISTRIBUTION CAPABILITIES OR ENTER INTO AGREEMENTS WITH THIRD PARTIES TO PERFORM THESE FUNCTIONS, WE WILL NOT BE ABLE TO COMMERCIALIZE OUR PRODUCTS.

Because we do not have any marketed products, we have limited experience in sales, marketing and distribution. To directly market and distribute any products we may develop, we must build a substantial marketing and sales force with appropriate technical expertise and supporting distribution capabilities. Alternatively, we may obtain the assistance of a pharmaceutical company or other entity with a large distribution system and a large direct sales force. We may not be able to establish sales, marketing and distribution capabilities of our own or enter into such arrangements with third parties in a timely manner or on acceptable terms. To the extent that we enter into co-promotion or other licensing arrangements, our product revenues are likely to be lower than if we directly marketed and sold our products, and any revenues we receive will depend upon the efforts of third parties, which efforts may not be successful.

THE GOVERNMENT HAS RIGHTS TO SOME OF OUR TECHNOLOGY.

In September 1999, we were awarded a government grant from the National Institute for Allergy and Infectious Diseases to support our research related to the treatment of malaria. As a result of the grant, the government has rights in the technology, including inventions, developed with their funding. In addition, the government may require us to grant to a third party an exclusive license to any inventions resulting from the grant if the government determines that we have not taken adequate steps to commercialize inventions or for public health or safety needs.

OUR OPERATIONS INVOLVE HAZARDOUS MATERIALS AND WE MUST COMPLY WITH ENVIRONMENTAL LAWS AND REGULATIONS, WHICH CAN BE EXPENSIVE.

Our research and development activities involve the controlled use of hazardous materials, including chemicals and radioactive and biological materials. Our operations also produce hazardous waste products. We are subject to a variety of federal, state and local regulations relating to the use, handling and disposal of these materials. We generally contract with third parties for the disposal of such substances, and store our low level radioactive waste at our facility until the materials are no longer considered radioactive because there are no facilities permitted to accept such waste in California or neighboring states. While we believe that we comply with current regulatory requirements, we cannot eliminate the risk of accidental contamination or injury from these materials. We may be required to incur substantial costs to comply with current or future environmental and safety regulations. If an accident or contamination occurred, we would likely incur significant costs associated with civil penalties or criminal fines and in complying with environmental laws and regulations.

OUR STOCK HAS BEEN, AND MAY CONTINUE TO BE, EXTREMELY VOLATILE AND YOUR INVESTMENT IN OUR COMMON STOCK COULD DECLINE IN VALUE.

The market price of our common stock has been, and likely will continue to be, extremely volatile. Our stock price could be subject to wide fluctuations in response to a variety of factors, including the following:

  - changes in the market valuations of biotechnology companies

  - results of the government approval process for our products and competing products

  - announcements and results of our clinical trials and the clinical trials of our competitors

  - developments in our relationships with our existing or future collaborators

  - fluctuations in our operating results

  - announcements of technological innovations or new products or services by us or by our competitors

  - developments related to patents or other proprietary rights of us or others

  - comments by securities analysts

  - actions by governmental regulatory agencies

  - announcements by us or our competitors of acquisitions, strategic relationships, joint ventures or capital commitments

  - developments in domestic and international governmental policy or regulation

  - additions or departures of our key personnel

  - sales of our common stock in the open market

  - other events or factors beyond our control

ANTI-TAKEOVER PROVISIONS IN OUR CERTIFICATE OF INCORPORATION, BYLAWS AND STOCKHOLDER RIGHTS PLAN AND UNDER DELAWARE LAW MAY ADVERSELY AFFECT A POTENTIAL TAKEOVER AND COULD PREVENT STOCKHOLDERS FROM RECEIVING A FAVORABLE PRICE FOR THEIR SHARES.

Provisions in our certificate of incorporation and bylaws could discourage potential acquisition proposals and could delay or prevent a change in our control, even if the transaction would benefit our stockholders. These provisions:

  - authorize our board of directors, without requiring stockholder approval, to issue up to 8.25 million shares of "blank check" preferred stock to increase the number of outstanding shares and prevent a takeover attempt

  - limit who has the authority to call a special meeting of stockholders

  - prohibit stockholder action by written consent, thereby requiring all stockholder actions to be taken at a meeting of our stockholders

  - require the approval of holders of at least 66 2/3% of our voting stock as a condition to a merger or other specified business transactions with, or proposed by, a holder of 15% or more of our voting stock

Further, our board of directors has adopted a stockholder rights plan, commonly known as a "poison pill," that may delay or prevent a change in control.

ISSUANCE OF SHARES IN CONNECTION WITH FINANCING TRANSACTIONS OR UNDER STOCK PLANS, OUTSTANDING WARRANTS AND OUTSTANDING CONVERTIBLE NOTES WILL DILUTE CURRENT STOCKHOLDERS.

We maintain stock plans under which employees, directors and consultants can acquire shares of our common stock through the exercise of stock options and other purchase rights. We also have outstanding warrants and convertible notes. You will incur dilution upon exercise of our outstanding options, warrants and convertible notes. Both the number of certain outstanding warrants and their exercise price are adjusted semi-annually due to the accretion of interest on our outstanding convertible notes. Therefore you will also incur dilution when the number of warrants that are outstanding is adjusted.

If we raise additional funds by issuing additional stock, further dilution to our stockholders will result, and new investors could have rights superior to existing stockholders.

INVESTORS WILL INCUR IMMEDIATE AND SUBSTANTIAL DILUTION BECAUSE THE PUBLIC OFFERING PRICE OF A SHARE OF OUR COMMON STOCK IN THIS OFFERING WILL EXCEED ITS BOOK VALUE.

We expect that the public offering price will be substantially higher than the current net tangible book value per share of our common stock. Therefore, if you purchase shares of our common stock in this offering, you will incur immediate and substantial dilution in pro forma net tangible book value of $16.13 per share, assuming a public offering price of $20.50, based on our pro forma net tangible book value as of June 30, 2000.

WE HAVE BROAD DISCRETION TO USE THE NET PROCEEDS FROM THIS OFFERING, AND OUR INVESTMENT OF THESE PROCEEDS MAY NOT YIELD A FAVORABLE RETURN.

Our management has broad discretion as to how to spend the proceeds from this offering and may spend these proceeds in ways with which our stockholders may not agree. Pending any such uses, we plan to invest the net proceeds of this offering in short-term, investment-grade, interest-bearing securities. These investments may not yield a favorable return to our stockholders.

                           FORWARD-LOOKING STATEMENTS

Some of the information in this prospectus and in the documents we have filed with the Securities and Exchange Commission, or SEC, which we have referenced under "Where You Can Find More Information" on page 51 contains forward-looking statements within the meaning of the federal securities laws. Forward-looking statements represent our management's judgement regarding future events. These forward-looking statements include statements about our plans, objectives, expectations and intentions and other statements contained in this prospectus that are not historical facts. These statements may be found under "Prospectus Summary," "Risk Factors," "Use of Proceeds," "Management's Discussion and Analysis of Financial Condition and Results of Operations," and "Business" and elsewhere in this prospectus and in the other documents filed with the SEC.

Forward-looking statements typically are identified by use of terms such as "may," "will," "shall," "could," "expect," "plan," "anticipate," "believe," "estimate," "predict," "potential," "continue," and similar words although some forward-looking statements are expressed differently. An investment in our securities involves certain risks and uncertainties that could affect our future financial results. You should be aware that our actual results could differ materially from those contained in the forward-looking statements due to a number of factors, including:

  - our and our collaborators' failure to achieve positive results in clinical trials

  - competitive factors

  - the ability to develop safe and efficacious drugs

  - relationships with our collaborators

  - the ability to enter into future collaborative agreements

  - uncertainty regarding our patents and patent rights

  - compliance with current or prospective governmental regulation

  - technological change

  - general economic conditions

You should also consider carefully the statements under "Risk Factors" and other sections of this prospectus and in the other documents filed with the SEC, which address additional factors that could cause our actual results to differ from those set forth in the forward-looking statements and could materially and adversely affect our business, operating results and financial condition. All subsequent written and oral forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the applicable cautionary statements. We are under no duty and have no plans to update any forward-looking statements.

We use data and industry forecasts throughout this prospectus, which we have obtained from internal surveys, market research, publicly available information and industry publications. Industry publications generally state that the information they provide has been obtained from sources believed to be reliable but that the accuracy and completeness of such information is not guaranteed. Similarly, we believe that the surveys and market research we or others have performed are reliable, but we have not independently verified this information. Neither we nor any of the underwriters represents that any such information is accurate.

                            COMMON STOCK MARKET DATA

Since 1992, our common stock has traded on the Nasdaq National Market under the symbol "CVAS." The following table sets forth, for the periods indicated, the high and low sales prices of our common stock, as reported on the Nasdaq National Market.

                                                                                HIGH        LOW
                                                                              ---------  ---------
1998
  First Quarter.............................................................  $    5.50  $    3.25
  Second Quarter............................................................       5.81       3.88
  Third Quarter.............................................................       4.38       1.75
  Fourth Quarter............................................................       3.75       1.63

1999
  First Quarter.............................................................  $    3.28  $    2.00
  Second Quarter............................................................       3.19       1.88
  Third Quarter.............................................................       3.63       2.31
  Fourth Quarter............................................................       5.00       2.00

2000
  First Quarter.............................................................  $   18.06  $    4.00
  Second Quarter............................................................      12.13       5.38
  Third Quarter (through October 6, 2000)...................................      23.44       9.75

On October 6, 2000, the closing price of our common stock on the Nasdaq National Market was $20.50 per share. As of October 6, 2000, there were approximately 600 stockholders of record of our common stock.

                                USE OF PROCEEDS

We estimate that the net proceeds from the sale of 5,000,000 shares of our common stock in this offering at the assumed public offering price of $20.50 will be approximately $95.8 million. If the underwriters fully exercise their over-allotment option, the net proceeds from the sale of the shares we are offering will be approximately $110.2 million. "Net proceeds" are what we expect to receive after deducting the underwriting discount and other estimated expenses of the offering.

We intend to use the net proceeds from this offering primarily:

  - to fund clinical trials of our product candidates

  - to advance our preclinical research programs

  - to in-license or acquire complementary products, technologies or companies

  - for general corporate purposes

We have discussions on an ongoing basis regarding potential acquisition and in-licensing opportunities that are complementary to our business. Although we may use a portion of the net proceeds for this purpose, we currently have no agreements or commitments in this regard.

The timing and amount of our actual expenditures are subject to change and will be based on many factors, including:

  - the progress and scope of our internally funded research and development

  - the success of our collaborators in developing and marketing products under their respective collaborations with us

  - our ability to establish new collaborations and the terms of those collaborations

  - competing technological and market developments

  - the costs we incur in obtaining and enforcing patent and other proprietary rights or gaining the freedom to operate under the patents of others

  - our success in acquiring and integrating complementary products, technologies or companies

These or other factors may result in our decision to make changes in the use of the net proceeds from this offering. Until we use the net proceeds of the offering, we will invest the funds in accordance with our investment policy.

                                DIVIDEND POLICY

We have never declared or paid any cash dividends on our capital stock. We anticipate that we will retain our earnings, if any, to support our operations and to finance the growth and development of our business. Therefore, we do not expect to pay cash dividends in the foreseeable future.

                                 CAPITALIZATION

The following table shows:

  - our actual capitalization as of June 30, 2000

  - our as adjusted capitalization as of June 30, 2000 to give effect to our sale of 5,000,000 shares of common stock in this offering at an assumed public offering price of $20.50 per share, less the underwriting discount and estimated offering expenses associated with this offering

                                                                                                JUNE 30, 2000
                                                                                           -----------------------
                                                                                             ACTUAL    AS ADJUSTED
                                                                                           ----------  -----------
                                                                                               (IN THOUSANDS)
Long term debt:
  5.5% convertible senior subordinated notes due in August 2006..........................  $   10,584   $  10,584
                                                                                           ----------   ---------
Stockholders' equity:
  Preferred stock, $.001 par value; 10,000,000 shares authorized and no shares issued and outstanding, 500,000 of which are designated series C junior participating preferred,
    none of which are issued and outstanding.............................................          --          --
  Common stock, $.001 par value; 50,000,000 shares authorized; 21,145,000 shares issued
    and outstanding, actual; 26,145,000 shares issued and outstanding, as adjusted.......          21          26
  Additional paid-in capital.............................................................     116,960     212,705
  Accumulated deficit....................................................................     (95,347)    (95,347)
                                                                                           ----------   ---------
    Total stockholders' equity...........................................................      21,634     117,384
                                                                                           ----------   ---------
      Total capitalization...............................................................  $   32,218   $ 127,968
                                                                                           ==========   =========

The 5.5% convertible senior subordinated notes due in August 2006 include $584,000 in accreted interest through June 30, 2000. See "Description of Capital Stock--Convertible Notes."

The number of shares of common stock outstanding in the actual and as adjusted columns in the table above excludes the following:

  - 1,912,304 shares of common stock issuable upon exercise of outstanding options as of June 30, 2000, at a weighted average exercise price of $4.10 per share

  - 225,902 shares of common stock issuable upon exercise of outstanding warrants as of June 30, 2000, at a weighted average exercise price of $5.39 per share

  - 217,804 shares reserved for issuance under our employee stock purchase plan

  - 3,125,613 shares of common stock issuable upon the conversion of our 5.5% convertible senior subordinated notes due in August 2006, assuming the notes converted on June 30, 2000 and assuming that the accreted interest on the notes was paid in common stock valued at $9.23 per share, which is the average closing price of our common stock on the Nasdaq National Market for the 20 trading days preceding June 30, 2000

                                    DILUTION

Our pro forma net tangible book value on June 30, 2000 was $32.1 million, or approximately $1.32 per share. Our pro forma net tangible book value per share is equal to total assets minus the sum of liabilities and intangible assets divided by the total number of shares outstanding, after giving effect to the assumed conversion of the 5.5% convertible senior subordinated notes due in August 2006, assuming the notes converted on June 30, 2000, into 3,125,613 shares of common stock and assuming that the accreted interest on the notes was paid in common stock valued at $9.23 per share, which is the average closing price of our common stock on the Nasdaq National Market on the 20 trading days preceding June 30, 2000.

The pro forma net tangible book value dilution per share to new investors represents the difference between the amount per share paid by purchasers of shares of common stock in this offering and the pro forma net tangible book value per share of our common stock immediately after completion of this offering. After giving effect to the sale of 5,000,000 shares of our common stock in this offering at an assumed public offering price of $20.50 per share and after deducting the underwriting discount and estimated offering expenses, our pro forma net tangible book value as of June 30, 2000 would have been $4.37 per share. This amount represents an immediate increase to existing stockholders of $3.05 and an immediate and substantial dilution in pro forma net tangible book value of $16.13 per share to purchasers of common stock in this offering, as illustrated in the following table:

Assumed public offering price per share.............................             $   20.50
Pro forma net tangible book value per share as of June 30, 2000.....  $    1.32
Increase in pro forma net tangible book value per share attributable
  to the offering...................................................       3.05
                                                                      ---------
Pro forma net tangible book value per share as of June 30, 2000
  after giving effect to the offering...............................                  4.37
                                                                                 ---------
Dilution per share to new investors in the offering.................             $   16.13
                                                                                 =========

In the discussion and table above, we assume no exercise of outstanding options or warrants to purchase shares of our common stock. To the extent outstanding options and warrants have been and will be exercised, there will be further dilution to new investors.

                            SELECTED FINANCIAL DATA

This section presents our historical financial data. You should carefully read the financial statements included in the reports incorporated by reference in this prospectus, including the notes to the financial statements included in those reports, and the section of this prospectus entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations." We do not intend the selected data in this section to replace the financial statements.

We derived the statement of operations data for the years ended December 31, 1997, 1998 and 1999, and the balance sheet data as of December 31, 1998 and 1999 from the audited financial statements included in the report incorporated by reference in this prospectus. KPMG LLP, independent certified public accountants, audited those financial statements and their report thereon is also included in the report incorporated by reference in this prospectus. We derived the statement of operations data for the years ended December 31, 1995 and 1996 and the balance sheet data as of December 31, 1995, 1996, and 1997 from our audited financial statements that are not incorporated by reference into this prospectus. The statement of operations data for the six months ended June 30, 1999 and 2000 and the balance sheet data as of June 30, 2000 have been derived from our unaudited financial statements and include all adjustments, consisting only of normal recurring adjustments, which management considers necessary for a fair presentation of the financial data for these periods and as of June 30, 2000. Historical results are not necessarily indicative of the results that we may expect in the future.

                                                                                                               SIX MONTHS
                                                                                                                 ENDED
                                                                        YEAR ENDED DECEMBER 31,                 JUNE 30,
                                                              --------------------------------------------  ----------------
                                                               1995     1996     1997     1998      1999     1999     2000
                                                              -------  -------  -------  -------  --------  -------  -------
                                                                          (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENTS OF OPERATIONS DATA:
Revenues:
  Revenue from collaborative agreements.....................  $ 4,354  $ 5,480  $ 5,811  $ 6,985  $  6,088  $ 3,300  $ 1,763
  License fees and milestones...............................      500      400    4,100    2,795        --       --    2,500
  Net product sales.........................................      406      224      374       44        --       --       --
  Royalties.................................................      142      161      120      145       190       36       67
  Research grants...........................................       --       --       --       --        14       --      103
                                                              -------  -------  -------  -------  --------  -------  -------
Total revenues..............................................    5,402    6,265   10,405    9,969     6,292    3,336    4,433
Costs and expenses:
  Research and development..................................    9,723   10,901    9,705   15,800    14,669    6,782    7,521
  General and administrative................................    2,582    3,181    4,469    3,670     5,320    1,635    1,894
  Cost of products sold.....................................      211      134      194       18        --       --       --
                                                              -------  -------  -------  -------  --------  -------  -------
Total costs and expenses....................................   12,516   14,216   14,368   19,488    19,989    8,417    9,415
                                                              -------  -------  -------  -------  --------  -------  -------
Loss from operations........................................   (7,114)  (7,951)  (3,963)  (9,519)  (13,697)  (5,081)  (4,982)
Other income (expense):
  Interest income...........................................      832    1,248    1,510    1,201       901      395      884
  Interest expense..........................................      (11)      (6)      --       --      (221)      --     (379)
  Other income..............................................       --       --        1      214        --       --       --
                                                              -------  -------  -------  -------  --------  -------  -------
Net other income............................................      821    1,242    1,511    1,415       680      395      505
                                                              -------  -------  -------  -------  --------  -------  -------
Net loss....................................................  $(6,293) $(6,709) $(2,452) $(8,104) $(13,017) $(4,686) $(4,477)
                                                              =======  =======  =======  =======  ========  =======  =======
Basic and diluted net loss per share........................  $ (0.67) $ (0.52) $ (0.18) $ (0.56) $  (0.82) $ (0.31) $ (0.22)
                                                              =======  =======  =======  =======  ========  =======  =======
Shares used in calculation of basic and diluted net loss per
  share.....................................................    9,374   12,882   13,873   14,460    15,842   15,140   20,375

                                                                            DECEMBER 31,
                                                        -----------------------------------------------------  JUNE 30,
                                                          1995       1996       1997       1998       1999       2000
                                                        ---------  ---------  ---------  ---------  ---------  ---------
                                                                                 (IN THOUSANDS)
BALANCE SHEET DATA:
Cash, cash equivalents and investments................  $  12,451  $  28,596  $  26,120  $  17,613  $  21,511  $  32,358
Working capital.......................................      7,372     24,254     21,133     16,902     20,278     31,025
Total assets..........................................     14,462     30,639     28,214     19,912     23,889     34,793
Long term debt........................................         27         --         --         --     10,215     10,584
Accumulated deficit...................................    (60,588)   (67,297)   (69,749)   (77,853)   (90,870)   (95,347)
Total stockholders' equity............................      8,768     24,347     22,445     18,386     11,275     21,634

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

YOU SHOULD READ THE FOLLOWING DISCUSSION TOGETHER WITH THE FINANCIAL INFORMATION INCLUDED IN THIS PROSPECTUS AND THE FINANCIAL STATEMENTS AND REPORTS INCORPORATED BY REFERENCE IN THIS PROSPECTUS.

OVERVIEW

We are a biopharmaceutical company engaged in the discovery, development and commercialization of novel therapeutics that address large markets, including cardiovascular disease, stroke and cancer. We currently have two product candidates in Phase II clinical trials. Our lead product candidate is UK-279,276, a recombinant protein in Phase II clinical trials for the treatment of reperfusion injury associated with ischemic stroke. Pfizer, our collaborator for UK-279,276, has completed a Phase IIa clinical trial in stroke patients and expects to initiate a Phase IIb clinical trial in the fourth quarter of 2000. Our second product candidate, known as rNAPc2, is a recombinant protein that we are developing for the prevention of deep vein thrombosis and pulmonary embolism and the treatment of unstable angina. We recently completed a successful Phase II clinical trial for the prevention of deep vein thrombosis and pulmonary embolism and, subject to government regulation, plan to initiate a Phase III clinical trial for this indication in the second half of 2001. We also have a number of research programs aimed at discovering novel drugs to modulate proteases involved in cancer and other diseases.

We currently have no products for sale and are focused on research and development and clinical trial activities. We have not been profitable on an annual basis since inception and we anticipate that we will incur substantial additional operating losses over the next several years as we progress in our research and development programs. To date, we have funded our operations primarily through the sale of equity and debt securities, payments received from collaborators and interest income. At June 30, 2000, we had an accumulated deficit of $95.3 million. We expect our sources of revenue, if any, for the next several years will continue to primarily consist of payments under collaborative agreements and interest income. These revenues fluctuate from quarter to quarter and would decline if any of our current collaborations were to terminate. The process of developing our product candidates will require significant additional research and development, preclinical testing and clinical trials, as well as regulatory approval activities. In particular, if we initiate Phase III clinical trials for rNAPc2, either independently or with a collaborator, we expect that our expenses will increase significantly. These activities, together with our general and administrative expenses, are expected to result in substantial operating losses for the foreseeable future.

RESULTS OF OPERATIONS

SIX MONTHS ENDED JUNE 30, 2000 COMPARED TO SIX MONTHS ENDED JUNE 30, 1999

REVENUES. Total revenues for the six months ended June 30, 2000 increased to $4.4 million from $3.3 million in the same period of 1999. This $1.1 million increase was primarily attributable to a $2.5 million license fee received from Schering-Plough for the hepatitis C inhibitor program and $103,000 of grant revenue recognized as reimbursement for costs incurred on our malaria research program. These increases were partially offset by a $1.5 million decrease in revenue from collaborative agreements primarily due to the contractual end of research and development funding from Schering-Plough on the hepatitis C program and a decrease in funding from Schering-Plough since there are fewer scientists working on the extended oral anticoagulant program. Other factors contributing to this reduction in revenue from collaborative agreements included the 1999 completion of research funding from Pfizer on our ongoing UK-279,276 program and the 1999 termination of the option and related research and development agreement with Vascular Genomics Inc., or VGI.

RESEARCH AND DEVELOPMENT EXPENSES. Research and development expenses, which accounted for 80% of our total expenses for the six months ended June 30, 2000 and 81% for the same period in 1999, increased to $7.5 million for the six months ended June 30, 2000 from $6.8 million for the same period in 1999. This increase of $739,000 was primarily attributable to increased clinical trial expenses for rNAPc2.

GENERAL AND ADMINISTRATIVE EXPENSES. General and administrative expenses increased to $1.9 million for the six months ended June 30, 2000 from $1.6 million for the same period in 1999. This $259,000 increase was primarily attributable to the hiring of additional administrative employees and additional business development expenses.

NET OTHER INCOME. Net other income for the six months ended June 30, 2000 increased to $505,000 from $395,000 in the same period of 1999. This net increase of $110,000 was the result of increased interest income, which was partially offset by interest expense recorded in relation to the 5.5% senior subordinated convertible notes due in August 2006 issued in the second half of 1999.

YEAR ENDED DECEMBER 31, 1999 COMPARED TO YEARS ENDED DECEMBER 31, 1998 AND 1997

REVENUES. Total revenues in 1999 decreased to $6.3 million from $10.0 million in 1998 and $10.4 million in 1997. Revenues from collaborative agreements in 1999, which decreased by $897,000 from 1998, included $4.0 million related to our agreement with Schering-Plough for the discovery and commercialization of an oral anticoagulant for chronic thrombosis, $1.6 million related to our agreement with Schering-Plough for the design and development of an oral inhibitor of a key protease associated with hepatitis C virus replication, $400,000 related to the now-terminated research and development agreement with VGI, and $113,000 related to our research and option agreement with Pfizer to collaborate on the development of UK-279,276. We did not recognize any license fees or milestone payments in 1999, compared to $2.8 million in 1998. Furthermore, because we discontinued tissue factor manufacturing in 1998, we had no product sales in 1999, compared to $44,000 in 1998. We were awarded a government grant in September 1999 to fund our malaria research program, which resulted in revenues of $14,000 in 1999.

Revenues from our collaborative agreements in 1998 which increased by $1.2 million from 1997, included $4.0 million related to our agreement with Schering-Plough for the discovery and commercialization of an oral anticoagulant for chronic thrombosis, $1.6 million related to our agreement with Schering-Plough for the design and development of oral inhibitors of a key protease necessary for hepatitis C virus replication, $1.0 million related to our research and development agreement with VGI and $450,000 related to our research and option agreement with Pfizer to collaborate on the development of UK-279,276. License fees and milestones in 1998, which decreased by $1.3 million from 1997, were comprised of a $1.0 million milestone payment received from Pfizer upon commencement of a Phase I clinical trial of UK-279,276, a $1.0 million milestone payment received from Schering-Plough upon commencement of a Phase I clinical trial of an oral thrombin inhibitor and license fees of $795,000 from the transfer of recombinant tissue factor manufacturing to two Johnson & Johnson subsidiaries. The $330,000 decrease in product sales comparing 1998 to 1997 is due to the discontinuation of tissue factor manufacturing.

RESEARCH AND DEVELOPMENT EXPENSES. Research and development expenses, which accounted for 73% of our total costs and expenses in 1999, 81% in 1998 and 68% in 1997, decreased to $14.7 million in 1999 from $15.8 million in 1998. This $1.1 million decrease was due to a lower headcount for most of 1999, and the termination of the option and related research and development agreements with VGI. Research and development expenses increased to $15.8 million in 1998 from $9.7 million in 1997 primarily attributable to increased costs associated with the VGI program and clinical development costs for rNAPc2.

GENERAL AND ADMINISTRATIVE EXPENSES. General and administrative expenses increased to $5.3 million in 1999 from $3.7 million in 1998. This $1.6 million increase was primarily attributable to settlement costs associated with the termination of the VGI program. General and administrative expenses decreased to $3.7 million in 1998 from $4.5 million in 1997 primarily attributable to reductions in legal, business development and recruiting costs.

NET OTHER INCOME. Net other income was $680,000 in 1999, $1.4 million in 1998 and $1.5 million in 1997. The largest component each year has been interest income, which has fluctuated based on varying cash balances available for investment. In 1999, we had interest income of $901,000 and interest expense of $221,000. The interest expense related to the 5.5% senior subordinated convertible notes, in an aggregate principal amount of $10.0 million, that were issued in 1999 and are due in August 2006. In addition to interest income, the 1998 amount also included $214,000 from the sale of some equipment and materials to a Johnson & Johnson subsidiary in connection with the transfer of tissue factor manufacturing.

LIQUIDITY AND CAPITAL RESOURCES

Since inception, our operations have been financed primarily through a public offering and private placements of our debt and equity securities, payments received through our collaborative agreements, and interest income earned on cash and investment balances. Our principal sources of liquidity are cash and cash equivalents, time deposits and short-term debt securities, which, net of a $303,000 restricted time deposit, totaled $32.1 million as of June 30, 2000. Working capital was $31.0 million as of June 30, 2000. In the first quarter of 2000, we received $10.7 million in net proceeds from the exercise of warrants held by institutional investors. We invest available cash in accordance with an investment policy set by our board of directors, which has established objectives to preserve principal, maintain adequate liquidity and maximize income. Our policy provides guidelines concerning the quality, term and liquidity of investments. We presently invest our excess cash primarily in government-backed debt instruments and, to a smaller degree, in debt instruments of corporations with strong credit ratings.

During the six months ended June 30, 2000, net cash of $4.3 million was used in operating activities and net cash of $10.6 million was used in investing activities. Net cash of $14.8 million was provided by financing activities, primarily due to the exercise of warrants that resulted in total net proceeds of $10.7 million, as well as $1.5 million from stock option exercises and $2.6 million of profit recovered from a stockholder's inadvertent purchase and sale of our stock within a six month period.

In the second half of 1999, we issued and sold, in two private financings, a total of 2,000,000 shares of our common stock for $2.50 per share and 5.5% convertible senior subordinated notes due in August 2006, for an aggregate principal amount of $10.0 million. Total net proceeds of $14.8 million were raised in these financings. At the option of the note holder, the principal of both notes is convertible into shares of our common stock at $3.25 per share, subject to some adjustments. Interest on the outstanding principal amounts of these notes accretes at 5.5% per annum, compounded semi-annually, with interest payable upon redemption or conversion. Upon maturity, these notes will have an accreted value of $14.6 million. Upon maturity or redemption, at our option, the accreted interest portion of both notes may be paid in cash or in our common stock priced at the then-current market price. We have agreed to pay any applicable withholding taxes that may be required in connection with the accreted interest that are estimated and accrued at 30% of the annual interest. We may redeem the notes any time after August 18, 2002 upon payment of the outstanding principal and accreted interest.

In April 1997, we entered into an agreement with Pfizer under which we have granted Pfizer exclusive development, commercialization and marketing rights for the development of technology disclosed in specified patent applications relating to neutrophil inhibition, which includes technology relating to UK-279,276. Pfizer funded our internal research and development of UK-279,276 under this collaboration through the first quarter of 1999. Pfizer is responsible for funding all further development of UK-279,276. To date, we have received
$4.4 million from Pfizer under this agreement, and we may receive up to an additional $27.0 million under this agreement if all future milestones are achieved but as to which there can be no assurance. We are entitled to receive milestone payments based on clinical trial progress, submissions for specified regulatory approvals and commercialization events. If Pfizer commercializes a product candidate covered by this agreement, we will also be entitled to receive royalties on product sales.

We also have two independent collaborations with Schering-Plough, one for the design and development of an oral inhibitor of a key protease associated with hepatitis C virus replication and the other for the discovery and commercialization of an oral anticoagulant for chronic thrombosis. We commenced our collaboration with Schering-Plough for the development of treatments for hepatitis C in June 1997. In May 2000, we amended our original agreement and licensed selected patents and other intellectual property relating to a key protease associated with hepatitis C virus replication to Schering-Plough in consideration for a lump-sum payment of $2.5 million and the rights to royalties on product sales, if any. We are entitled to royalties based on products developed by Schering-Plough for the treatment of hepatitis C, whether or not such a product incorporates technology licensed from us. However, our royalties will be lower if any product that is developed is not based on our technology. We have no further financial responsibility under this agreement and we are not entitled to any milestone payments.

We have a collaboration with Schering-Plough to identify an anticoagulant that can be taken in pill form. This collaboration commenced in December 1994 and is scheduled to terminate in December 2000 unless Schering-Plough selects a clinical candidate. Schering-Plough has funded our internal research and development expenses under this agreement. We are entitled to receive milestone payments based on clinical trial progress, specified regulatory submissions and approvals and commercialization events, however, these will only be received in the event Schering-Plough selects a clinical candidate. If Schering-Plough commercializes a product candidate covered by this agreement, we will also be entitled to receive royalties on product sales, if any. We do not expect to receive any additional research funding from Schering-Plough under this collaboration after this year and we cannot provide any assurance that Schering-Plough will continue the collaboration after December 2000. We cannot assure you that existing collaborations will be successful, that we will receive any future milestones or other payments related to our agreements, or that our collaborations will continue.

We will continue to incur substantial additional costs in the foreseeable future due to, among other factors, costs related to ongoing and planned clinical trial activities and other research and development activities. Over the next several years, we expect these costs will result in additional operating losses and negative cash flows from operations. Based on our current burn rate, we currently believe that our existing capital resources and projected interest income together with the net proceeds of this offering should be sufficient to satisfy our anticipated funding requirements for at least the next two years. However, our future capital requirements will depend on many factors, including:

  - the progress and scope of our internally funded research and development

  - the success of our collaborators in developing and marketing products under their respective collaborations with us

  - our ability to establish new collaborations and the terms of those collaborations

  - competing technological and market developments

  - the costs we incur in obtaining and enforcing patent and other proprietary rights or gaining the freedom to operate under the patents of others

  - our success in acquiring and integrating complementary products, technologies or companies

In the future, we may also receive additional funds from milestone payments and royalties on sales of products in connection with our agreements. However, we may not receive any additional amounts under our existing or any future agreements, and we may not be successful in raising additional capital through strategic or other financings or through collaborative relationships. Additionally, our expected cash requirements may vary materially from those now anticipated.

RECENT ACCOUNTING PRONOUNCEMENTS

In December 1999, the Securities and Exchange Commission, or SEC, issued Staff Accounting Bulletin No. 101, or SAB 101, "Revenue Recognition in Financial Statements," which includes some revenue recognition issues related to biotechnology companies. In June 2000, the SEC issued SAB 101B that delays the implementation date of SAB 101 until no later than the fourth fiscal quarter of fiscal years beginning after December 15, 1999. We are currently evaluating the impact of SAB 101 on our reported results and are awaiting further guidance from the SEC to assist in our evaluation. We cannot predict what the impact to us of adopting SAB 101 will be and whether it will be material.

In March 2000, the Financial Accounting Standards Board, or FASB, issued FASB Interpretation No. 44, or FIN 44, "Accounting for Certain Transactions Involving Stock Compensation--an Interpretation of APB Opinion No. 25." FIN 44 is effective July 1, 2000. We do not expect the application of FIN 44 to have a significant effect on our financial statements.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

In accordance with our investment policy, we do not invest in derivative financial instruments or any other market risk sensitive instruments. Our available cash is primarily invested in short-term, high quality fixed income investments that are held to maturity. We believe that our interest rate market risk is limited, and that we are not exposed to significant changes in fair value because our investments are held to maturity. The fair value of each investment approximates its amortized cost.

For purposes of measuring interest rate sensitivity, we have assumed that the similar nature of our investments warrants aggregation. The carrying amount of all held to maturity investments as of June 30, 2000 is $31.6 million; they have a weighted-average interest rate of 6.2%.

Considering our investment balances as of June 30, 2000, rates of return and the fixed rate nature of the convertible notes payable that were issued in the second half of 1999, an immediate 10% change in interest rates would not have a material impact on our financial condition or results of operations.

Since the $10.0 million aggregate principal of the 5.5% senior subordinated convertible notes that we issued is convertible into common stock at $3.25 per share at the option of the holder, there is underlying market risk related to an increase in our stock price or an increase in interest rates that may make conversion of these notes into common stock beneficial to the holder. Conversion of these 5.5% senior subordinated convertible notes will have a dilutive effect to our common stock.

                                    BUSINESS

OVERVIEW

We are a biopharmaceutical company engaged in the discovery, development and commercialization of novel therapeutics that address large markets, including cardiovascular disease, stroke and cancer. We currently have two product candidates in Phase II clinical trials. Our lead product candidate is UK-279,276, a recombinant protein in Phase II clinical trials for the treatment of reperfusion injury associated with ischemic stroke. Pfizer, our collaborator for UK-279,276, has completed a Phase IIa clinical trial in stroke patients and expects to initiate a Phase IIb clinical trial in the fourth quarter of 2000. Our second product candidate, known as rNAPc2, is a recombinant protein that we are developing for the prevention of deep vein thrombosis and pulmonary embolism, and for the treatment of unstable angina. We recently completed a successful Phase II trial for the prevention of deep vein thrombosis and pulmonary embolism and, pending regulatory approvals, plan to initiate a Phase III clinical trial for this indication in the second half of 2001. We also have a number of research programs aimed at developing novel drugs to modulate proteases involved in cancer and other diseases.

Proteases are proteins that act as molecular scissors that cleave other proteins responsible for regulating normal cellular function. The maintenance of normal health requires that the activity of proteases be tightly controlled. Excessive or deficient protease activity underlies many serious diseases in humans, including cardiovascular disease, cancer, inflammation and many infectious diseases. We focus our research efforts on correcting these imbalances through drugs that are designed to modulate protease activity. Our approach to protease modulation was developed through many years of discovering and developing inhibitors of key proteases responsible for the formation of blood clots. The anticoagulant rNAPc2 is a direct result of this effort. We are now working to develop drugs outside the cardiovascular arena using our expertise in medicinal chemistry and protease inhibitor combinatorial library design and synthesis.

Our internal protease modulation efforts are currently in the area of cancer. We are using functional genomics to discover novel proteases that may play an important role in the growth and metastasis of solid tumors. Using this approach, we have identified several novel protease targets and are already evaluating new drug candidates addressing these targets.

OUR PRODUCT DEVELOPMENT PROGRAMS

The following is a summary of our principal product development programs:

PRODUCT CANDIDATE                  INDICATION                        STATUS
---------------------------------  --------------------------------  --------------------------------

UK-279,276                         Reperfusion injury associated     Phase IIa completed
                                   with ischemic stroke

rNAPc2-injectable                  Prevention of deep vein           Phase II completed
                                   thrombosis and pulmonary
                                   embolism

                                   Unstable angina                   Phase IIa

Protease Modulators                Cancer                            Preclinical (one compound)
                                                                     Target discovery and lead
                                                                     identification (multiple)

                                   Hepatitis C                       Lead optimization

                                   Malaria                           Lead identification

PRODUCT CANDIDATE                  COLLABORATORS
---------------------------------  --------------------------------
UK-279,276                         Pfizer
rNAPc2-injectable                  --
                                   --
Protease Modulators                --
                                   Schering-Plough
                                   --

In the table above, the terms we use under the column titled "Status" have the following meanings:

TARGET DISCOVERY is the identification of a protein implicated in the progression of the disease of interest that may represent a target for new drug development.

LEAD IDENTIFICATION is the identification of compounds that modulate the activity of the target.

LEAD OPTIMIZATION is the additional chemical manipulation of lead compounds to improve characteristics such as potency and selectivity.

UK-279,276

UK-279,276, formerly known as recombinant neutrophil inhibitory factor, is a recombinant protein in development for use as a treatment for reperfusion injury associated with ischemic stroke. We originally derived UK-279,276 from blood-feeding hookworms as part of a program designed to identify natural compounds with anticoagulant activity and anti-inflammatory activity. In
April 1997, we licensed UK-279,276 to Pfizer, who recently completed a Phase IIa clinical trial.

An ischemic stroke occurs when a blood clot blocks blood flow to an area of the brain. The resulting oxygen deprivation, or ischemia, leads to cell death. Blood flow to the affected area of the brain can be restored naturally or by dissolving the clot through treatment with a thrombolytic drug. The return of blood flow to the affected area of the brain is referred to as reperfusion. Reperfusion often triggers an acute inflammatory response believed to lead to a significant portion of stroke-related brain damage. This damage, called reperfusion injury, is primarily caused by neutrophils, a type of white blood cell that plays a key role in the normal immune system. Following reperfusion, neutrophils are attracted to the ischemic area of the brain and become activated in an exaggerated protective response causing cell damage and death from the release of toxic substances.

UK-279,276 is a potent anti-inflammatory recombinant protein that inhibits a specific receptor on neutrophils. We believe UK-279,276 may protect brain tissue from reperfusion injury by preventing the migration of neutrophils to ischemic areas of the brain and the subsequent release of toxic substances.

Although the need for an anti-inflammatory drug to prevent reperfusion injury is widely recognized, previous approaches using antibodies have failed. We believe that these programs failed because the antibodies did not selectively block a single neutrophil receptor and instead blocked multiple neutrophil receptors whose activities were needed for normal anti-inflammatory functions. In contrast, we believe that UK-279,276 blocks the activity of only a single member of this receptor family and therefore may have a more favorable clinical profile in terms of efficacy and safety.

MARKET OPPORTUNITY. Approximately 720,000 individuals suffer strokes each year in the United States, of which more than 600,000 are ischemic strokes. The annual direct and indirect healthcare costs in the United States associated with strokes are estimated to be $30 billion. There are currently no approved products for the prevention of reperfusion injury. Activase, a thrombolytic drug, is used to restore blood flow by dissolving the initial clot. However, this treatment does not prevent, and may initiate, the damage that occurs from reperfusion.

DEVELOPMENT STATUS. UK-279,276 is currently in Phase II clinical trials. Pfizer has completed several Phase I clinical studies and one Phase IIa dose-ranging safety trial for UK-279,276 and expects to commence a Phase IIb clinical trial in the fourth quarter of 2000. The primary objective of this trial will be to determine the effectiveness of UK-279,276 using standard clinical endpoints for the evaluation of therapeutic agents in stroke patients. We believe that Pfizer will present data from the Phase IIa clinical safety trial in November 2000 at the World Stroke Conference to be held in Melbourne, Australia.

PFIZER COLLABORATION. In April 1997, we entered into an exclusive, worldwide license and development agreement with Pfizer to develop UK-279,276 for all indications, including use for the prevention of reperfusion injury. Under our agreement, Pfizer is responsible for the performance of, and all expenses associated with, the clinical development, manufacturing and commercialization of UK-279,276. If products are successfully commercialized from this agreement, we may receive up to an additional $27.0 million in milestone payments plus royalties on product sales.

Pfizer has the right to terminate the agreement at any time upon 60 days' written notice. Upon the termination of the agreement, other than due to our material breach of the agreement or upon the expiration of the term of the agreement, the rights to UK-279,276 revert to us and we may be granted a license to any jointly developed patents. In the event that we obtain a license to jointly developed patents, our obligation to pay royalties to Pfizer will depend upon the timing of the termination of the agreement.

RNAPC2

Recombinant NAPc2 is a recombinant protein for the prevention of deep vein thrombosis and pulmonary embolism, as well as the treatment of unstable angina. We originally discovered NAP, a natural form of the protein, in blood-feeding hookworms. In September 2000, we announced positive results of our Phase II clinical trial for the prevention of deep vein thrombosis and pulmonary embolism in patients undergoing total knee replacement surgery. Pending appropriate regulatory approvals, we plan to initiate a Phase III clinical trial in the second half of 2001. We also are conducting a Phase IIa clinical trial in patients undergoing elective angioplasty, to establish safety prior to conducting additional clinical trials in patients suffering from unstable angina.

Blood clot formation is a normal repair mechanism that the body uses to recover from damage to blood vessels resulting from cuts, bruises or disease. The formation of a blood clot results from a complex cascade of biochemical events involving proteases, cellular fragments called platelets and other proteins in blood. The formation of a blood clot is most often triggered when there is damage or disruption to the lining of the blood vessel wall, or endothelium. This damage or disruption exposes the protein Tissue Factor to blood, allowing protease Factor VIIa that circulates freely in the blood to bind to Tissue Factor. The resulting complex Factor VIIa/Tissue Factor is the initial step in a biochemical cascade of events that leads to the development of a blood clot. The Factor VIIa/Tissue Factor complex causes the formation of another key protease, Factor Xa. Factor Xa carries out the next step in this cascade, which is the formation of thrombin. Thrombin causes the formation of a blood clot in the damaged blood vessel wall by cleaving the protein fibrinogen into fibrin and activating platelets that stick to each other and to the fibrin to form the blood clot.

The blood clot cascade is characterized by the exponential amplification of a small number of Factor VIIa/Tissue Factor molecules into millions of thrombin molecules. rNAPc2 inhibits Factor VIIa/Tissue Factor thereby preventing the formation of Factor Xa and thrombin. We believe that inhibiting the relatively few Factor VIIa/Tissue Factor molecules early in the cascade may have significant safety and efficacy advantages over unfractionated heparins and low molecular weight heparins that focus on inhibiting thrombin late in the cascade after amplification has occurred.

The diagram below shows how blood clotting is triggered and how rNAPc2 works to prevent the formation of blood clots:

                                    [CHART]

Thrombosis, the formation of blood clots inside blood vessels, can diminish or block the flow of blood and oxygen supply to other critical blood vessels in vital organs, which can lead to serious clinical conditions. Patients undergoing major orthopedic and abdominal surgery as well as neurosurgery frequently develop blood clots that can be fatal. For example, deep vein thrombosis occurs when a blood clot forms in a vein in the leg. Deep vein thrombosis can lead to the unpredictable development of pulmonary embolism when a clot formed in the legs dislodges and travels to the lungs where it can block blood flow. Pulmonary embolism can result in serious clinical consequences, including death in approximately 10% of the cases. The formation of blood clots in one or more coronary arteries of the heart may result in unstable angina, and progress to myocardial infarction, or heart attack.

MARKET OPPORTUNITY

DEEP VEIN THROMBOSIS. Deep vein thrombosis occurs in patients undergoing major orthopedic, abdominal and cancer surgery. The risk of deep vein thrombosis is highest in major orthopedic surgery, such as total knee replacements, hip fractures and hip replacements. We estimate that the incidence of deep vein thrombosis in these patients not treated with an anticoagulant drug ranges from about 40% to 80% for knee replacement surgery, 40% to 60% for hip replacement surgery and 35% to 60% for hip fracture surgery. We believe that in the United States approximately one million individuals undergo major orthopedic surgery each year. We believe that all of these patients could be candidates for prophylactic treatment with rNAPc2.

Currently, patients who are undergoing major orthopedic surgery are treated prophylactically with heparin, including low molecular weight heparins. Use of low molecular weight heparins for acute prophylactic use requires one or two daily doses by subcutaneous injection usually for a seven to ten day period. Most clinical trials indicate that deep vein thrombosis still occurs in 25% to 30% of knee replacement patients treated with low molecular weight heparins.

Warfarin, the only orally-administered anticoagulant that is used by some physicians for the prevention of deep vein thrombosis following orthopedic and general surgery, has several limitations that may make it unsuitable for use in acute indications. These limitations include a slow onset of action, drug interactions and bleeding risk.

UNSTABLE ANGINA. There are approximately 700,000 unstable angina patients diagnosed each year in the United States. Unstable angina attacks are currently treated with aspirin, low molecular weight heparins or unfractionated heparins. In addition, patients suffering from unstable angina may receive antiplatelet drugs such as glycoprotein IIb/IIIa antagonists like ReoPro, Integrelin or Aggrastat and/or adenosine receptor antagonists such as Ticlid or Plavix. In high risk patients with severe coronary artery disease, unstable angina may be treated with interventions such as angioplasty, stent placement or bypass surgery. We believe the role Factor VIIa/Tissue Factor plays in initiating the blood coagulation response in unstable angina makes rNAPc2 a potential therapy in the treatment of all unstable angina patients in combination with heparins, aspirin and antiplatelet drugs.

OVERALL MARKET OPPORTUNITY. We estimate that the annual worldwide market for injectable heparins currently exceeds $2.5 billion.

DEVELOPMENT STATUS AND CLINICAL DATA

DEEP VEIN THROMBOSIS. In September 2000, we announced positive results of an open-label dose-ranging Phase II clinical trial of rNAPc2 for the prevention of deep vein thrombosis and pulmonary embolism in 292 patients undergoing knee replacement surgery at clinical sites in the United States, Canada, The Netherlands and Italy. The patients received subcutaneous injections of rNAPc2 following surgery and then once every other day for a total of three or four injections. The primary efficacy endpoint was the incidence of total deep vein thrombosis as measured by unilateral venography, and safety was determined by the incidence of bleeding based on standards established in clinical trials of low molecular weight heparins in this patient population. The efficacy and safety endpoints of rNAPc2 were compared to contemporary historical data with low molecular weight heparins in the patient population. In the largest patient treatment group, rNAPc2 was shown to reduce the risk of developing deep vein thrombosis by greater than 50% as compared to results from use of low molecular weight heparins. We expect to present the full results of this trial at the American Society of Hematology conference in December 2000. Based on this favorable data, and pending appropriate regulatory approvals, we are preparing to advance rNAPc2 into a Phase III clinical trial for the prevention of deep vein thrombosis and pulmonary embolism, which we expect will begin in the second half of 2001. We also have completed a Phase I clinical trial in six normal volunteers that demonstrated NovoSeven appears to reverse the anticoagulant effects of rNAPc2. Reversibility is important in case of accidental overdose or if additional emergency surgery is required following rNAPc2 administration.

UNSTABLE ANGINA. We are currently conducting a randomized, double-blind, placebo-controlled Phase IIa dose-escalation trial of rNAPc2 that we expect will include 150 patients undergoing elective angioplasty to establish safety prior to initiating clinical trials for patients with unstable angina. In this trial, patients are randomized to receive either rNAPc2 with unfractionated heparin and aspirin, or saline with unfractionated heparin and aspirin. Patients receiving coronary stents and associated antiplatelet therapy can be included. The primary endpoint of the study is to assess safety as measured by groin compression time, which is a measure of the extent of bleeding at the surgical site used for placement of the coronary catheter. Many unstable angina patients undergo coronary intervention such as angioplasty and stent placement. The purpose of this trial is to demonstrate that rNAPc2 does not exacerbate bleeding in coronary intervention patients. We expect to complete this trial in the first half of 2001 and intend to use the safety data to design clinical trials of rNAPc2 for the treatment of unstable angina.

PROTEASE MODULATION DISCOVERY AND DEVELOPMENT PROGRAMS

Our approach to protease modulation was developed from many years of experience in discovering and developing inhibitors of key proteases responsible for the formation of blood clots. rNAPc2 is a protease inhibitor that resulted from our efforts in this area. In addition to protein drugs like rNAPc2, we have considerable expertise in medicinal chemistry, including the design and synthesis of small molecule protease inhibitors. The lead candidates in our hepatitis C program, which are licensed to Schering-Plough, as well as the lead candidates in our cancer program were developed using this technology. We are focusing our protease modulation programs on discovering and developing drugs for treating solid tumors.

CANCER PROGRAMS

In the cancer arena, we are focused on discovering the role that known and novel proteases may play in the growth and metastasis of solid tumors using gene expression analysis and validating these proteases as targets for drug development. We believe that by combining our expertise in medicinal chemistry with new target discovery, we have created a platform for new product development in cancer.

NOVEL CANCER PROTEASE PROGRAM. As part of our development approach, we are rapidly identifying new protease targets using targeted gene cloning technology to explore the biological role of these proteases in solid tumor growth, angiogenesis and metastasis. Over the past year, we have identified over 30 protease genes expressed in tissues and cell lines derived from solid tumors, and have filed patent applications claiming the complete gene sequence of several novel proteases. The sequence of these cloned protease genes can be used to perform gene expression studies using DNA and tissue arrays. This approach allows us to quantify how much of the candidate gene is found in diseased versus normal tissue. Many of the novel protease gene sequences identified belong to a growing family of

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membrane-bound proteases that are found on the surface of tumor cells that may be important new targets for drug development.

Once we identify a promising protease target, we identify and optimize lead synthetic compounds to modulate the activities of the targeted protease. We then develop screening assays that we use to rapidly identify from our proprietary combinatorial libraries lead compounds specifically designed to modulate the activity of the target protease. We believe our strong expertise in medicinal chemistry is also crucial to rapidly optimize lead candidates by improving potency and selectivity. We believe our ability to develop selective compounds is essential as many of the protease targets are members of a large family and modulation of non-targeted proteases may cause unintended side effects.

We have selected a small molecule lead candidate protease inhibitor from this program for, and have demonstrated efficacy in, animal models of prostate tumors. Assuming continued positive results, we aim to advance this lead compound into clinical trials in late 2001.

UROKINASE PLASMINOGEN ACTIVATOR PROGRAM. We selected urokinase plasminogen activator, or uPA, as a protease target for drug development because of its scientifically established role in the growth and metastasis of solid tumors in the breast, ovary, colon and prostate. uPA facilitates the establishment and growth of new blood vessels that provide oxygen and nutrients required for the growth of the primary tumor mass and the survival of metastatic tumors in organs and tissues distant from the primary tumor.

PLASMINOGEN ACTIVATOR INHIBITOR PROGRAM. We are pursuing the development of antagonists of Plasminogen Activator Inhibitor-1, or PAI-1, which is a natural protease inhibitor found in humans. Recent studies have shown that high levels of PAI-1 are associated with a poor prognosis in breast cancer patients. Studies of genetically engineered animals devoid of PAI-1 showed impaired growth and metastasis of implanted tumors, indicating the potential importance of PAI-1 in tumor biology.

OTHER PROTEASE MODULATION PROGRAMS

HEPATITIS C LICENSE. We have collaborated with Schering-Plough to identify and optimize lead synthetic compounds for the inhibition of the key serine protease involved in the replication of the hepatitis C virus. We exclusively licensed to Schering-Plough rights to develop and commercialize products resulting from our earlier collaboration with Schering-Plough in this area. We have no further responsibility for this program and would receive royalties on any product that is commercialized by Schering-Plough under the license. For an additional description of the collaboration agreement see the discussion presented in "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."

ORAL ANTICOAGULANT PROGRAM. We have a collaboration with Schering-Plough to identify new orally administered anticoagulants. Schering-Plough has exclusive worldwide marketing rights for any resulting compounds. The program is scheduled to end in December 2000 unless Schering-Plough selects a clinical candidate.

MALARIA PROGRAM. We have a grant from the National Institute of Allergy and Infectious Diseases to research proteases as targets for drug development for malaria. We have identified several lead compounds that are now being evaluated in animal models of malaria.

OUR STRATEGY

Our objective is to build a profitable, fully integrated biopharmaceutical company by developing drugs for the treatment of cardiovascular disease, stroke and cancer. The key elements of our strategy to accomplish this objective are to:

  - COMPLETE THE DEVELOPMENT OF RNAPC2. We intend to complete the development of rNAPc2 both for the prevention of deep vein thrombosis and pulmonary embolism, and for the treatment of unstable angina. We intend to continue our ongoing clinical trials for these indications and currently plan, subject to government regulation, to commence Phase III clinical trials of rNAPc2 for the prevention of deep vein thrombosis and pulmonary embolism in the second half of 2001. In order to accelerate the commercialization and maximize the value of our rNAPc2 program, we may enter into a collaboration with a pharmaceutical company.

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
  - DEVELOP NOVEL THERAPEUTICS BASED ON OUR EXPERTISE ON MODULATING PROTEASE FUNCTION IN DISEASE. We plan to use our expertise in modulating protease activity to develop product candidates outside the cardiovascular area. We believe that the combination of our demonstrated expertise in protease modulation and our strong medicinal chemistry capabilities provides us with a platform for continued new product candidate development.

  - FOCUS INTERNAL DEVELOPMENT EFFORTS ON CANCER. We focus our internal protease modulation programs primarily on discovering and developing drugs for treating solid tumors. We selected this therapeutic area due to its large market size and unmet medical need, the potential for expedited FDA review and the smaller and less expensive clinical trials required for the commercialization of cancer drugs. We also believe it is more feasible for us to develop an internal sales force to commercialize cancer products we may develop because of the relatively small number of treating physicians.

  - FORM CORPORATE COLLABORATIONS TO SUPPORT DEVELOPMENT AND COMMERCIALIZATION OF OUR PRODUCTS. We intend to continue to pursue collaborations to expand our product development capabilities. We believe that collaborations will be particularly useful for the development of products with a large target market where clinical development and commercialization efforts will require a very substantial investment of financial and human resources. For example, we believe that our collaboration with Pfizer for UK-279,276 allows us to share in the potential financial benefits from the commercialization of products derived from our research programs while avoiding the need to internally manage large clinical trials and develop a large sales force. We believe that by entering into collaborations with respect to selected programs, we also create the potential for multiple sources of revenue and diversify our scientific and financial risk.

  - IN-LICENSE OR ACQUIRE COMPLEMENTARY PRODUCTS, TECHNOLOGIES OR COMPANIES. In addition to our internal development efforts, we plan to expand our product portfolio by identifying and evaluating potential products and technologies developed by third parties that we believe fit within our overall portfolio strategy. Where appropriate, we may augment our internal discovery and development efforts by obtaining licenses to promising technology or clinical candidates that are complementary to our business. Alternatively, we may elect to acquire complementary technologies or businesses.

PATENTS AND PROPRIETARY RIGHTS

Our intellectual property portfolio includes patents, patent applications, trade secrets, know-how and trademarks. Our success will depend in part on our ability to obtain additional patents, maintain trade secrets and operate without infringing the proprietary rights of others, both in the United States and other countries. We periodically file patent applications to protect the technology, inventions and improvements that may be important to the development of our business. We rely on trade secrets, know-how, continuing technological innovations and licensing opportunities to develop and maintain our competitive position.

Our strategy is to file applications as appropriate for patents covering both our products and processes. As of September 15, 2000, we have 57 issued U.S. patents and have received Notices of Allowance for at least three U.S. patent applications that have not yet issued as patents. Our issued patents and patent applications include claims directed to potential pharmaceutical compounds, such as UK-279,276 and rNAPc2, to methods of making the compounds and for treating specific diseases using the product candidates. We have filed approximately 45 additional patent applications that currently are pending in the U.S. Patent and Trademark Office, or USPTO. Several of these patent applications are directed to novel protease targets and methods of treating specific diseases by modulating these protease targets with novel or known compounds. We have filed foreign counterparts to some of our issued patents and patent applications in many countries. Generally, it is our policy to file foreign counterparts in countries with significant pharmaceutical markets. Some of these foreign counterparts have issued as patents or have been allowed. We continue to actively seek patent protection for these related technologies in the United States and foreign countries.

Under the terms of our collaborations, third parties may have rights to patents owned by us as specified under applicable agreements. It is possible that a patent will not issue from any of our owned or patent applications, and the breadth or scope of protection allowed under any issued patents may not provide adequate protection to protect our products. In addition, any patents that we own may be challenged and invalidated by a third party or circumvented, and any rights granted to us may not provide adequate protection.

We also rely on trade secrets and contractual arrangements to protect our trade secrets. Much of the know-how important to our technology and many of its processes are dependent upon the knowledge, experience and skills of our key scientific and technical personnel and are not the subject of pending patent applications or issued patents. To protect our rights to know-how and technology, we require all of our employees, consultants, advisors and collaborators to enter into confidentiality agreements with us that prohibit the unauthorized use of, and restrict the disclosure of, confidential information, and require disclosure and assignment to us during the term of their employment of their ideas, developments, discoveries and inventions.

Some of our research, including our malaria program, has been funded in part by a grant from the U.S. government. As a result of this funding, the government has rights to any technology, including inventions, developed with the funding. These rights include the grant of a non-exclusive, paid-up, worldwide license to related inventions for any governmental purpose. In addition, the government has the right to require us to grant an exclusive license to any of these inventions to a third party if the government determines that:

  - adequate steps have not been taken to commercialize those inventions

  - the license is necessary to meet public health or safety needs

  - the license is necessary to meet requirements for public use under federal regulations

Federal law requires any licensor of an invention that was partially funded by federal grants to obtain a covenant from its exclusive licensee to manufacture any products using the invention in the United States. In addition, our licenses may also relate to technology developed with federal funding and, therefore, may also be subject to rights held by the government.

GOVERNMENT REGULATION

Research, preclinical development, clinical trials, manufacturing and marketing activities are subject to regulation for safety, efficacy and quality by numerous governmental authorities in the United States and other countries. In the United States, drugs are subject to rigorous FDA regulation. The Federal Food, Drug and Cosmetic Act and other federal and state statutes and regulations govern, among other things, the testing, manufacture, safety, efficacy, labeling, storage, record keeping, approval, advertising and promotion of our products. Product development and approval within this regulatory framework take a number of years and involve the expenditure of substantial resources.

The steps required before a pharmaceutical agent may be marketed in the United States include:

  - preclinical laboratory tests, animal pharmacology and toxicology studies and formulation studies

  - the submission of an investigational new drug application to the FDA for human clinical testing, which must be accepted by the FDA before human clinical trials may commence

  - the carrying out of adequate and well-controlled human clinical trials must be conducted by us or our collaborator to establish the safety and efficacy of the drug candidate

  - the submission of a new drug application to the FDA

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
  - FDA approval of the new drug application to allow us to conduct any commercial sale or shipment of the drug

In addition to obtaining FDA approval for each product, each domestic drug manufacturing establishment must be registered with the FDA. Domestic drug manufacturing establishments are subject to regular inspections by the FDA and must comply with FDA regulations. To supply products for use in the United States, foreign manufacturing establishments must also comply with FDA regulations and are subject to periodic inspection by the FDA, or by corresponding regulatory agencies in their home countries under reciprocal agreements with the FDA.

Preclinical studies include the laboratory evaluation of in vitro pharmacology, product chemistry and formulation, as well as animal studies to assess the potential safety and efficacy of a product. Compounds must be formulated according to the FDA's regulations on Good Manufacturing Practices and preclinical safety tests must be conducted by laboratories that comply with FDA regulations regarding good laboratory practices. The results of the preclinical tests are submitted to the FDA as part of an investigational new drug application and are reviewed by the FDA before human clinical trials may begin. The investigational drug application must also contain protocols for any clinical trials that will be carried out. If the FDA does not object to an investigational new drug application, the investigational new drug application becomes effective 30 days following its receipt by the FDA. At any time during this 30 day waiting period or at any time thereafter, the FDA may halt proposed or ongoing clinical trials until the agency authorizes trials under specified terms. Such a halt, called a clinical hold, continues in effect until and unless the FDA's concerns are adequately addressed. In some cases, clinical holds are never lifted. Imposition by the FDA of a clinical hold can delay or preclude further product development. The investigational new drug application process may be extremely costly and may substantially delay product development.

Clinical trials must be sponsored and conducted in accordance with good clinical practice under protocols and methodologies that:

  - ensure receipt of signed consents from participants that inform them of risks

  - detail the protocol and objectives of the study

  - detail the parameters to be used to monitor safety

  - detail the efficacy criteria to be evaluated

Furthermore, each clinical study must be conducted under the supervision of a principal investigator operating under the auspices of an Institutional Review Board, or IRB, at the institution where the study is conducted. The IRB will consider, among other things, ethical factors, the safety of human subjects and the possible liability of the institution. Sponsors, investigators and IRB members are obligated to avoid conflicts of interests and ensure compliance with all legal requirements.

Clinical trials typically are conducted in three sequential phases. In Phase I, the initial introduction of the drug into a small number of healthy volunteers is undertaken. The drug is evaluated for safety by assessing the adverse effects, dosage tolerance, metabolism, distribution, excretion and clinical pharmacology. The Phase I trial must provide pharmacological data that is sufficient to devise the Phase II trials.

Phase II trials involve studies in a limited patient population in order to:

  - obtain initial indications of the efficacy of the drug for specific, targeted indications

  - determine dosage tolerance and optimal dosage

  - identify possible adverse affects and safety risks

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
When a compound is determined preliminarily to be effective and to have an acceptable safety profile in Phase Il evaluation, Phase III trials can be undertaken to evaluate safety and efficacy endpoints further in expanded patient populations at geographically diverse clinical trial sites. Positive results in Phase II are no guarantee of positive results in Phase III.

The results of the pharmaceutical development, preclinical studies and clinical trials are submitted to the FDA in the form of a new drug application, which must be complete, accurate and in compliance with FDA regulations. The approval of a new drug application permits commercial-scale manufacturing, marketing, distribution, exporting from the United States and sale of the drug in the United States. The testing and approval process typically requires substantial time, effort and expense. The FDA may deny a new drug application filed by us or our collaborators if the applicable scientific and regulatory criteria are not satisfied and thus, we may not be able to manufacture and sell the product in the United States. Moreover, the FDA may require additional testing or information, or may require post-approval testing, surveillance and reporting to monitor the products. Notwithstanding any of the foregoing, the FDA may ultimately decide that a new drug application filed by us or our collaborators does not meet the applicable agency standards, and even if approval is granted, it can be limited or revoked if evidence subsequently emerges casting doubt on the safety or efficacy of a product or if the manufacturing facility, processes or controls do not comply with regulatory standards. Finally, an approval may entail limitations on the uses, labeling, dosage forms, distribution and packaging of the product.

Among the conditions for new drug approval is the requirement that the prospective manufacturer's quality control, record keeping, notifications and reporting and manufacturing systems conform to the FDA's regulations on current Good Manufacturing Practices. In complying with the standards contained in these regulations, manufacturers must continue to expend time, money, resources and effort in order to ensure compliance.

Outside the United States, our ability to market a product is contingent upon receiving a marketing authorization from the appropriate regulatory authority. This foreign regulatory approval process includes many of the same steps associated with FDA approval described above.

In addition to regulations enforced by the FDA, we are subject to regulation under the Occupational Safety and Health Act, the Environmental Protection Act, the Toxic Substances Control Act, the Resource Conservation and Recovery Act and other present and future federal, state or local regulations. Our research and development activities involve the controlled use of hazardous materials, chemicals and various radioactive compounds. Although we believe that our safety procedures for handling and disposing of these materials comply with the standards prescribed by state and federal regulations, the risk of accidental contamination or injury from these materials cannot be completely eliminated. In the event of an accident, we could be liable for any damages that result.

COMPETITION

Due to the high incidence of cardiovascular disease, cancer, viral infections such as hepatitis C, and parasitic diseases such as malaria, most, if not all, of the major pharmaceutical companies have significant research and product development programs in these areas. We expect to encounter significant competition both in the United States and in foreign markets for each of the drugs we seek to develop. Several existing products have well-established market positions and there are a number of new products in advanced clinical development. In particular, rNAPc2 will compete against unfractionated heparins, low molecular weight heparins and potentially pentasaccharide, a synthetic version of low molecular weight heparin. Furthermore, Sanofi-Synthelabo/Akzo Nobel recently completed four active controlled Phase III clinical trials of pentasaccharide for the prevention of deep vein thrombosis following hip and knee surgery.

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
Our competitors include fully-integrated pharmaceutical and biotechnology companies both in the United States and in foreign markets which have expertise in research and development, manufacturing processes, testing, obtaining regulatory clearances and marketing, and may have financial and other resources significantly greater than we do. Smaller companies may also prove to be significant competitors. Academic institutions, U.S. and foreign government agencies and other public and private research organizations conduct research relating to diseases we target, and may develop products for the treatment of these diseases that may compete directly with any we develop. Our competitors may compete with us for collaborations. These companies and institutions also compete with us in recruiting and retaining highly qualified scientific personnel.

Our competition will be partially determined by the potential indications that are ultimately cleared for marketing by regulatory authorities, by the timing of any clearances and market introductions and by whether any currently available drugs, or drugs under development by others, are effective in the same indications. Accordingly, the relative speed with which we can develop product candidates, complete the clinical trials, receive regulatory approval and supply commercial quantities of the products to the market is expected to be an important competitive factor. We expect that competition among products approved for sale will be based, among other things, on product efficacy, safety, reliability, availability, price and patent position.

EMPLOYEES

As of September 15, 2000, we employed 74 individuals on a full-time basis, of which 21 hold Ph.D. degrees. A significant number of our management and professional employees have had prior experience with pharmaceutical, biotechnology or medical product companies. None of our employees is covered by a collective bargaining agreement. All of our employees are covered by confidentiality and arbitration agreements, and two of our officers have employment contracts. We believe that our relationship with employees is good.

PROPERTIES

We currently lease approximately 42,300 square feet of laboratory and office space in San Diego, California. Our lease expires September 2006.

LEGAL PROCEEDINGS

From time to time, we are involved in certain litigation arising out of our operations. We maintain liability insurance, including product liability coverage, in amounts our management believes is adequate. We are not currently engaged in any legal proceedings that we expect would materially harm our business or financial condition.

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
                                   MANAGEMENT

EXECUTIVE OFFICERS, BOARD OF DIRECTORS AND KEY EMPLOYEES

The following table sets forth information concerning our executive officers, directors, key employees and directors as of September 15, 2000:

NAME                                                       AGE                            POSITION
-----------------------------------------------------  -----------  -----------------------------------------------------
Randall E. Woods (1).................................          48   President, Chief Executive Officer and Director
George P. Vlasuk, Ph.D...............................          44   Executive Vice President, Research and Development,
                                                                    Director
Carolyn M. Felzer....................................          43   Senior Director of Finance and Assistant Corporate
                                                                    Secretary
Kevin S. Helmbacher..................................          33   General Counsel
Edwin L. Madison, Ph.D...............................          44   Executive Director of Biological Research
J. Edward Semple, Ph.D...............................          46   Executive Director of Medicinal Chemistry
M. Blake Ingle, Ph.D. (1)(2)(3)......................          57   Chairman of the Board
Susan B. Bayh........................................          40   Director
J. Stuart Mackintosh (2).............................          44   Director
Burton E. Sobel, M.D. (3)............................          62   Director
Michael Sorell, M.D. (2).............................          52   Director
Nicole Vitullo (1)(3)................................          42   Director

---------------------
(1) Member of Executive Committee
(2) Member of Audit Committee
(3) Member of Human Resources Committee

RANDALL E. WOODS has served as our President and Chief Executive Officer and as a director since May 1996. Mr. Woods previously served as the President of U.S. Operations, Boehringer Mannheim Pharmaceuticals Corporation, or Boehringer, a pharmaceutical company, from March 1994 to March 1996, and was Vice President of Marketing and Sales for Boehringer from December 1993 to March 1994. From 1973 to December 1993, he served in various capacities at Eli Lilly and Company, a pharmaceutical company, where he was most recently responsible for the marketing of hospital products. Mr. Woods received his MBA from Western Michigan University.

GEORGE P. VLASUK, PH.D. has served as one of our directors since June 1999 and as our Executive Vice President, Research and Development since September 1996. Dr. Vlasuk served as our Vice President, Biological Research from January 1995 to September 1996, as Executive Director, Molecular Pharmacology from July 1993 to January 1995 and as Director, Molecular Pharmacology from July 1991 to
July 1993. Previously, Dr. Vlasuk was employed for six years at Merck Sharp & Dohme Research Laboratories, a pharmaceutical company, most recently as Associate Director of Hematology Research. Dr. Vlasuk received his Ph.D. in biochemistry from Kent State University.

CAROLYN M. FELZER has served as our Senior Director of Finance and Assistant Corporate Secretary since December 1997. Previously, Ms. Felzer served as our Controller from January 1993 through December 1997 and as our Accounting Manager from July 1991 through January 1993. Prior to joining us, Ms. Felzer held various financial positions with private companies since beginning her career at KPMG LLP. She received a B.S. in accounting from The Pennsylvania State University and is a Certified Public Accountant.

KEVIN S. HELMBACHER has served as General Counsel since June 2000. Previously Mr. Helmbacher was General Counsel at Molecular Biosystems, Inc., a biopharmaceutical company, from November 1998 to May 2000, and Counsel from August 1994 to November 1998. He received his B.A. in biology from the University of California at San Diego and his J.D. from California Western School of Law.

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
EDWIN L. MADISON, PH.D. has served as our Executive Director of Biological Research since January 2000 and joined us in March 1998. Dr. Madison was previously Associate Professor of Vascular Biology at The Scripps Research Institute, or Scripps, where he maintains an adjunct appointment. Before moving to Scripps, Dr. Madison was an Assistant Professor with joint appointments in the Departments of Biochemistry and Internal Medicine at The University of Texas--Southwestern Medical Center, where he established an international reputation in the fields of fibrinolytic serine proteases and serpins.
Dr. Madison received his Ph.D. in biochemistry from The University of Texas--Southwestern Medical Center.

J. EDWARD SEMPLE, PH.D. has served as our Executive Director of Medicinal Chemistry since January 2000 and joined us in August 1992. Since January 1998, Dr. Semple served as Senior Director of Medicinal Chemistry. From April 1996 to January 1998, he served as Director of Medicinal Chemistry. Prior to joining us, from 1986 to 1992, Dr. Semple was a Senior Research Chemist at E.I. duPont de Nemours and Company and from 1980 to 1986 was a Research Chemist at Shell Development Company. Dr. Semple received his Ph.D. in organic chemistry from the University of Pennsylvania.

M. BLAKE INGLE, PH.D. has served as one of our directors since January 1994 and as Chairman of the Board since June 1999. Since 1998, Dr. Ingle has been a general partner of Inglewood Ventures, a venture capital firm. From March 1993 to February 1996 when it was acquired by Schering-Plough, Dr. Ingle was the President and Chief Executive Officer of Canji, Inc., a biopharmaceutical company. Prior to that, he was employed in a variety of capacities with the IMCERA Group, Inc., a healthcare company consisting of Mallinckrodt Medical, Mallinckrodt Specialty Chemicals and Pitman Moore, from 1980 to 1993, most recently serving as President and Chief Executive Officer. Dr. Ingle currently serves on the board of directors of Vical, Inc., Inex Pharmaceuticals Corp., NewBiotics, Inc. and GeneFormatics Inc., and is the Chairman of the Board of Trustees at The Burnham Institute.

SUSAN B. BAYH has served as one of our directors since June 2000. Since 1994, she has been a Commissioner for the International Joint Commission of the Water Treaty Act between the United States and Canada and a Distinguished Visiting Professor at the College of Business Administration at Butler University in Indianapolis, Indiana. From 1989 to 1994, Ms. Bayh served as an attorney in the Pharmaceutical Division of Eli Lilly and Company. She currently serves on the boards of directors of Cubist Pharmaceuticals, Inc. and Emmis Communications.

J. STUART MACKINTOSH has served as one of our directors since February 2000. Since 1985, Mr. Mackintosh has served in various capacities with European Investors Incorporated, an investment management firm, and is currently Managing Director and Principal. Before joining European Investors Incorporated, he was an Assistant Vice President with Bank of Boston.

BURTON E. SOBEL, M.D. has served as one of our directors since February 2000. Since 1994, he has been Physician-in-Chief at Fletcher Allen Health Care and E.L. Amidon Professor and Chair of the Department of Medicine at The University of Vermont College of Medicine. Dr. Sobel currently serves on the board of directors of Scios Inc. and has been a consultant to and served on scientific advisory boards of several pharmaceutical and biotechnology companies.

MICHAEL SORELL, M.D. has served as one of our directors since April 1996. Since March 1996, he has been the Managing Partner of MS Capital, LLC, a consulting firm based in New York. From July 1986 to February 1992, he was associated with Morgan Stanley & Co., an investment banking firm, in various capacities, the last being principal. From March 1992 to July 1994, he was a partner in a joint venture with Essex Investment Management of Boston, an investment management firm. In August 1994, he rejoined Morgan Stanley as the emerging growth strategist and principal where he served until February 1996. Prior to that, he was on the staff of Memorial Sloan-Kettering Cancer Center and worked in clinical development at Schering-Plough.

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
NICOLE VITULLO has served as one of our directors since April 1996. Since
April 1999, she has been Managing Director at Domain Associates, L.L.C., a venture capital management company focused on life sciences. From November 1996 to April 1999, Ms. Vitullo was a Senior Vice President, and from November 1992 to November 1996 was a Vice President, of Rothschild Asset Management Inc., which manages International Biotechnology Trust plc and has advised Biotechnology Investments, Limited. She served as Director of Corporate Communications at Cephalon, Inc., a neuropharmaceutical company, from July 1991 to November 1992. Prior to that, she was Manager, Healthcare Investments at Eastman Kodak Company. She also serves on the board of directors of Onyx Pharmaceuticals Inc.

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
                             PRINCIPAL STOCKHOLDERS

The following table sets forth information regarding the beneficial ownership of our common stock as of September 15, 2000 by:

  - each stockholder known by us to be the beneficial owner of more than five percent of our outstanding shares of common stock

  - each of our executive officers

  - each of our directors

  - all of our current directors and executive officers as a group

Beneficial ownership is determined according to the rules of the Securities and Exchange Commission, and generally means that a person has beneficial ownership of a security if he or she possesses sole or shared voting or investment power over that security, and includes options and warrants that are currently exercisable or exercisable within 60 days. Each director, executive officer or five percent or more stockholder, as the case may be, has furnished us information with respect to beneficial ownership. Except as otherwise indicated, we believe that the beneficial owners of the common stock listed below, based on the information each of them has given to us and by our review of the Schedules 13D and 13G filed with the SEC, have sole investment and voting power with respect to their shares, except where community property laws may apply.

This table lists applicable percentage ownership based on 21,278,747 shares of common stock outstanding as of September 15, 2000 and also lists applicable percentage ownership based on 26,278,747 shares of common stock outstanding after completion of this offering. Options and warrants to purchase shares of our common stock that are exercisable within 60 days of September 15, 2000 are deemed to be beneficially owned by the persons holding these options for the purpose of computing percentage ownership of that person, but are not treated as outstanding for the purpose of computing any other person's ownership percentage. Shares underlying options and warrants that are deemed beneficially owned are listed in this table separately in the column labeled "Shares Subject to Options and Warrants." These shares are included in the number of shares listed in the column labeled "Total Number."

Unless otherwise indicated, the address for each person or entity named below is Corvas, 3030 Science Park Road, San Diego, California 92121.

                                                                           SHARES BENEFICIALLY OWNED
                                                       -----------------------------------------------------------------
                                                                      SHARES SUBJECT
                                                                        TO OPTIONS     PERCENT BEFORE     PERCENT AFTER
NAME OF BENEFICIAL OWNER                               TOTAL NUMBER    AND WARRANTS       OFFERING          OFFERING
-----------------------------------------------------  -------------  --------------  -----------------  ---------------
5% STOCKHOLDERS
Artisan Equity Limited (1) ..........................     3,111,485       3,111,485            12.8%             10.6%
  c/o Island Circle Ltd.
  22 Church Street
  Hamilton HM11
  Bermuda
BVF Partners L.P. (2) ...............................     3,094,113         223,878            14.4              11.7
  227 West Monroe Street, Suite 4800
  Chicago, IL 60606

                                                                           SHARES BENEFICIALLY OWNED
                                                       -----------------------------------------------------------------
                                                                      SHARES SUBJECT
                                                                        TO OPTIONS     PERCENT BEFORE     PERCENT AFTER
NAME OF BENEFICIAL OWNER                               TOTAL NUMBER    AND WARRANTS       OFFERING          OFFERING
-----------------------------------------------------  -------------  --------------  -----------------  ---------------
5% STOCKHOLDERS (CONTINUED)
International Biotechnology Trust plc ...............     2,175,837              --            10.2%              8.3%
  Five Arrows House
  St. Swithin's Lane
  London EC4N 8NR
  England
Wanger Asset Management, L.P. (3) ...................     1,493,000              --             7.0               5.7
  227 West Monroe, Suite 3000
  Chicago, Illinois 60606-5016
Sofinov, Societe financiere d'innovation ............     1,400,000              --             6.6               5.3
  1981, avenue McGill College
  13th floor
  Montreal (Quebec) H3A 3C7
Pictet Global Sector Fund Biotech ...................     1,338,200              --             6.3               5.1
  29, Blvd. Georges-Favon
  Geneva Switzerland CH-1204

DIRECTORS AND EXECUTIVE OFFICERS
J. Stuart Mackintosh (1).............................     3,111,485       3,111,485            12.8%             10.6%
Randall E. Woods.....................................       353,437         353,437             1.6               1.3
George P. Vlasuk, Ph.D...............................       110,763         109,375               *                 *
M. Blake Ingle, Ph.D.................................        33,500          22,500               *                 *
Carolyn M. Felzer....................................        27,519          22,937               *                 *
Michael Sorell, M.D..................................         7,500           7,500               *                 *
Nicole Vitullo.......................................         7,500           7,500               *                 *
Susan B. Bayh........................................            --              --               *                 *
Burton E. Sobel, M.D.................................            --              --               *                 *

All directors and executive officers as group
  (9 persons)........................................     3,651,704         523,249            14.7              12.2

---------------------
*   Represents beneficial ownership of less than 1%.

(1) Represents 3,111,485 shares of our common stock issuable upon conversion of $10.0 million of convertible notes at $3.25 per share. Such number is included in the shares subject to options and warrants column. The shares beneficially owned above include 34,562 shares, representing $522,949 of accreted value assumed to be converted on September 15, 2000 at $15.13 per share, which is at the average closing price of our common stock on the Nasdaq National Market on the 20 trading days preceding September 15, 2000. Mr. Mackintosh, who is the designee of Artisan Equity Limited on our board of directors, disclaims beneficial ownership of these shares.

(2) The shares are beneficially owned by BVF Partners, L.P., a Delaware limited partnership, and by its general partner, BVF Inc., a Delaware corporation. BVF Inc. is also an investment advisor to BVF Partners. BVF Partners is the general partner of Biotechnology Value Fund, L.P., a Delaware limited partnership and Biotechnology Value Fund II, L.P., a Delaware limited partnership, both of which are investment limited partnerships and both of which disclaim beneficial ownership of shares beneficially owned by BVF Partners on behalf of some managed investment accounts. Mark N. Lampert is the sole shareholder and sole director of BVF, Inc. and is an officer of BVF, Inc. and he disclaims beneficial ownership of all these securities.

(3) Acorn Investment Trust beneficially owns 1,358,000 shares of common stock and shares voting and dispositive power over the 1,358,000 shares with Wanger Asset Management, L.P. and its general partner Wanger Asset Management Ltd. Oregon State Treasury beneficially owns 135,000 shares of common stock and shares voting and dispositive power over the 135,000 shares with Wanger Asset Management, L.P. and its general partner Wanger Asset Management Ltd.

                           RELATED-PARTY TRANSACTIONS

RECENT DEVELOPMENTS

In June 1996, as a recruiting incentive, we loaned Mr. Woods $200,000, interest-free, in connection with his relocation to San Diego County, California. The note has been amended several times by our board and Human Resources Committee. In July 1999, the note was amended to increase the principal amount of the note to $277,500 and in September 2000, the maturity date of the note was amended to be the earlier of August 31, 2001 or within 90 days of Mr. Woods' termination of employment with us. As of September 15, 2000, the outstanding principal on the loan was $277,500.

                          DESCRIPTION OF CAPITAL STOCK

GENERAL

We are authorized to issue 50,000,000 shares of common stock, $.001 par value per share, and 10,000,000 shares of preferred stock, $.001 par value per share.

COMMON STOCK

As of September 15, 2000, there were 21,278,747 shares of common stock outstanding that were held of record by approximately 600 stockholders. Based upon the number of shares outstanding as of September 15, 2000, there will be 26,278,747 shares of common stock outstanding after giving effect to the sale of the shares of common stock offered by this prospectus. The holders of common stock are entitled to one vote per share on all matters to be voted on by the stockholders and there is no cumulative voting. Subject to preferences that may be applicable to any outstanding shares of preferred stock, holders of common stock are entitled to receive ratably such dividends as may be declared by the board of directors out of funds legally available therefor. In the event of our liquidation, dissolution or winding up, holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities and the liquidation preferences of any outstanding shares of preferred stock. Holders of common stock have no preemptive, conversion, subscription or other rights. There are no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of common stock are, and all shares of common stock to be outstanding upon completion of this offering will be, fully paid and nonassessable. The rights, preferences and privileges of the holders of common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock that we may designate in the future.

PREFERRED STOCK

Our certificate of incorporation authorizes 10,000,000 shares of preferred stock, 1,000,000 shares have been designated series A preferred stock, 250,000 shares have been designated series B preferred stock and 500,000 shares have been designated series C junior participating preferred stock. There are currently no shares of preferred stock outstanding. Under our certificate, our board has the authority, without further action by stockholders, to issue up to 8,250,000 shares of preferred stock in one or more series and to fix or alter the rights, preferences, privileges, qualifications and restrictions granted to or imposed upon any wholly unissued series of preferred stock, and to establish from time to time the number of shares constituting any such series or any of them; and to increase or decrease the number of shares of any series subsequent to the issuance of shares of that series, but not below the number of shares of such series then outstanding. The issuance of preferred stock could adversely affect the voting power of holders of common stock and reduce the likelihood that such holders will receive dividend payments and payment upon liquidation. Such issuance could have the effect of decreasing the market price of the common stock. The issuance of preferred stock could also have the effect of delaying, deterring or preventing a change in control. We have no present plans to issue any shares of preferred stock.

STOCKHOLDER RIGHTS PLAN

We have 500,000 shares of series C junior participating preferred stock authorized and reserved for issuance in connection with our stockholder rights plan set forth in our Rights Agreement dated September 18, 1997 with American Stock Transfer & Trust Company, as rights agent. Each outstanding share of common stock has one preferred stock purchase right. The rights expire on September 18, 2007 unless exchanged or redeemed prior to that date. The expiration date may be extended by our board.

If any person or group acquires 20% or more of our common stock, the rights holders will be entitled to receive upon exercise, the number of shares of common stock that, at the time, have a market value equal to twice the purchase price of the right. The shares of preferred stock acquired upon exercise of a purchase right are not redeemable and are entitled to preferential quarterly dividends. They are also entitled to preferential rights in the event of our liquidation. Finally, if any business combination occurs in which our common shares are exchanged for shares of another company, each preferred share will be entitled to receive 100 times the amount received per common share of our company.

If we are acquired in a business combination, the purchase rights holders will be entitled to acquire, for the purchase price, the number of shares of common stock of the acquiring corporation that, at the time, have a market value equal to twice the purchase price of the right. Our board has the right to redeem the purchase rights in certain circumstances for $0.01 per share, subject to adjustment.

The rights plan is designed to protect our stockholders in the event of unsolicited offers to acquire us and other coercive takeover tactics, which, in the board's opinion, would impair its ability to represent our stockholders' interests. The rights plan may make an unsolicited takeover more difficult or less likely to occur or may prevent a takeover, even though it may offer our stockholders the opportunity to sell their stock at a price above the prevailing market rate and may be favored by a majority of our stockholders.

CONVERTIBLE NOTES

We have outstanding 5.5% senior subordinated convertible notes in an aggregate principal amount of $10.0 million, that have a seven year term and the accretion is compounded semi-annually. We agreed to pay any applicable withholding taxes that may be required in connection with the accretion that is estimated at 30% of the annual accreted interest since the notes are held by non-U.S. entities. The principal of the notes is convertible into shares of our common stock at $3.25 per share at the option of the holder. At our option, the accreted interest portion of both notes may be paid in cash or in our common stock priced at the then-current market price, calculated on the 20 day trading market price immediately preceding the conversion date. Upon maturity, these notes will have an accreted value of $14.6 million. We may redeem the notes anytime after August 18, 2002.

Upon an event of default under the notes, including our failure to make any required payment under the notes, any failure to comply with specific covenants in the note agreements, any final judgement or order or acceleration of indebtedness in the principal amount of $1 million or our bankruptcy, any amounts due under the notes become immediately due.

WARRANTS

As of September 15, 2000, there were warrants outstanding to purchase 2,440 shares of common stock at an exercise price of $7.00 per share and 223,878 shares of common stock at an exercise price of $5.36 per share, subject to customary adjustments for reorganizations or recapitalizations and other dilutive events. Due to the issuance and the accrued interest under the senior subordinated convertible notes, the warrants to purchase 223,878 shares of common stock at an exercise price of $5.36 per share are adjusted semi-annually to increase the number of shares issuable under the warrant and decrease the exercise price per share proportionally.

ANTI-TAKEOVER EFFECTS OF PROVISIONS OF DELAWARE LAW AND OUR CHARTER AND BYLAWS

We are governed by the provisions of Section 203 of the Delaware General Corporation Law. In general, Section 203 prohibits a public Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. A "business combination" includes mergers, asset sales or other transactions resulting in a financial benefit to the stockholder. An "interested stockholder" is a person who, together with affiliates and associates, owns, or within three years did own, 15% or more of the corporation's outstanding voting stock. In addition, the certificate requires the approval of holders of at least 66 2/3% of our voting stock as a condition to the following transactions: a merger or consolidation with an interested stockholder, an issuance or transfer to an interested stockholder of securities with a fair market value of greater than 15% of our assets, a sale or other transfer to an interested stockholder of assets with a fair market value of more than 15% of our total assets, the adoption of any plan proposed by an interested stockholder for our liquidation or dissolution, or any reclassification or recapitalization of us which would have the effect of increasing an interested stockholders' proportionate ownership interest of our outstanding assets. This provision could delay, discourage or prohibit transactions not approved in advance by the board of directors, such as takeover attempts that might result in a premium over the market price of the common stock.

Provisions of our certificate of incorporation and bylaws could make the following more difficult:

  - the acquisition of Corvas by means of a tender offer

  - the acquisition of Corvas by means of a proxy contest or otherwise

  - the removal of our incumbent officers and directors

These provisions, summarized below, are expected to discourage some types of coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to negotiate first with our board of directors. We believe that the benefits of increased protection of our potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us outweigh the disadvantages of discouraging these proposals because negotiation of any proposals of this type could result in an improvement of their terms.

DIRECTORS; CLASSIFIED BOARD; REMOVAL; FILLING VACANCIES AND AMENDMENT. Our certificate of incorporation provides that the number of directors will be fixed from time to time by resolution adopted by a majority of the directors then in office or by the affirmative vote of the holders of at least 66 2/3% of the outstanding shares of voting stock. Currently, the number is set at eight. The certificate further provides for the board of directors to be divided into three classes, with each class to be as nearly equal in number of directors as possible. Further, subject to the rights of the holders of any series of preferred stock then outstanding, the certificate authorizes only the board of directors to fill vacancies, including newly created directorships. This provision could prevent a stockholder from obtaining majority representation on the board of directors by enlarging the board of directors and filling the new directorships with its own nominees. The certificate also provides that our directors may be removed by stockholders with cause by the affirmative vote of the holders of a majority of the outstanding shares of voting stock or without cause by an affirmative vote of the holders of at least 66 2/3% of the outstanding shares of voting stock.

SPECIAL STOCKHOLDER MEETINGS. The certificate provides that special meetings of the stockholders, for any purpose or purposes, may be called by the Chairman of the board of directors, the Chief Executive Officer, or by a majority of the entire board of directors or stockholders owning not less than 10% of the entire voting stock then issued and outstanding. Such limitation on the right of stockholders to call a special meeting could make it more difficult for stockholders to initiate an action that is opposed by the board of directors or to change the existing board of directors and management.

ADVANCE NOTICE REQUIREMENTS FOR STOCKHOLDER PROPOSALS AND DIRECTOR
NOMINATIONS. Our certificate of incorporation and bylaws establish an advance notice procedure for the nomination, other than by or at the direction of the board of directors, of candidates for election as directors as well as for other stockholder proposals to be considered at special or annual stockholders' meetings. These provisions could have the effect of discouraging stockholders from submitting proposals for consideration at those meetings or submitting director nominations.

WRITTEN CONSENT; SPECIAL MEETINGS OF STOCKHOLDERS. Our certificate of incorporation prohibits the taking of stockholder action by written consent without a meeting. These provisions will make it more difficult for stockholders to take action opposed by the board of directors.

TRANSFER AGENT AND REGISTRAR

American Stock Transfer & Trust Company is the transfer agent and registrar for our common stock.

                                  UNDERWRITING

We have agreed to enter into an underwriting agreement with the underwriters named below. CIBC World Markets Corp., Prudential Securities Incorporated and U.S. Bancorp Piper Jaffray Inc. are acting as representatives of the underwriters.

The underwriting agreement provides for the purchase of a specific number of shares of common stock by each of the underwriters. The underwriters' obligations are several, which means that each underwriter is required to purchase a specified number of shares but is not responsible for the commitment of any other underwriter to purchase shares. Subject to the terms and conditions of the underwriting agreement, each underwriter has severally agreed to purchase the number of shares of common stock set forth opposite its name below:

UNDERWRITER                                                                  NUMBER OF SHARES
---------------------------------------------------------------------------  -----------------
CIBC World Markets Corp....................................................
Prudential Securities Incorporated.........................................
U.S. Bancorp Piper Jaffray Inc.............................................
                                                                             -----------------
  Total....................................................................      5,000,000
                                                                             =================

The underwriters have agreed to purchase all of the shares offered by this prospectus (other than those covered by the over-allotment option described below) if any are purchased. Under the underwriting agreement, if an underwriter defaults in its commitment to purchase shares, the commitments of non-defaulting underwriters may be increased or the underwriting agreement may be terminated, depending on the circumstances.

The shares should be ready for delivery on or about             , 2000 against
payment in immediately available funds. The underwriters are offering the shares subject to various conditions and may reject all or part of any order. The representatives have advised us that the underwriters propose to offer the shares directly to the public at the public offering price that appears on the cover page of this prospectus. In addition, the representatives may offer some of the shares to other securities dealers at such price less a concession of
$      per share. The underwriters may also allow, and such dealers may reallow,
a concession not in excess of $      per share to other dealers. After the
shares are released for sale to the public, the representatives may change the offering price and other selling terms at various times.

We have agreed to grant the underwriters an over-allotment option. This option, which is exercisable for up to 30 days after the date of this prospectus, permits the underwriters to purchase a maximum of 750,000 additional shares from us to cover over-allotments. If the underwriters exercise all or part of this option, they will purchase shares covered by the option at the public offering price that appears on the cover page of this prospectus, less the underwriting discount. If this option is exercised in full, the total price to the public
will be $      , and the total proceeds will be $      . The underwriters have
severally agreed that, to the extent the over-allotment option is exercised, they will each purchase a number of additional shares proportionate to the underwriter's initial amount reflected in the foregoing table.

The following table provides information regarding the amount of the discount we will pay to the underwriters:

                                                                  TOTAL WITHOUT EXERCISE   TOTAL WITH FULL EXERCISE
                                                                            OF                        OF
                                                      PER SHARE    OVER-ALLOTMENT OPTION    OVER-ALLOTMENT OPTION
                                                     -----------  -----------------------  ------------------------
Corvas.............................................   $            $                        $

We estimate that our total expenses of the offering, excluding the underwriting
discount, will be approximately $            .

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

Our officers and directors have agreed with the underwriters to a 90-day "lock up" with respect to substantially all shares of common stock and other securities that they beneficially own, including securities that are convertible into shares of common stock and securities that are exchangeable or exercisable for shares of common stock. This means that, subject to certain exceptions, for a period of 90 days following the date of this prospectus, these individuals may not offer, sell, pledge or otherwise dispose of these securities without the prior written consent of CIBC World Markets Corp.

Rules of the Securities and Exchange Commission may limit the ability of the underwriters to bid for or purchase shares before the distribution of the shares is completed. However, the underwriters may engage in the following activities in accordance with the rules:

  - Stabilizing transactions--The representatives may make bids or purchases for the purpose of pegging, fixing or maintaining the price of the shares, so long as stabilizing bids do not exceed a specified maximum.

  - Over-allotments and syndicate covering transactions--The underwriters may sell more shares of our common stock in connection with this offering than the number of shares that they have committed to purchase. This over-allotment creates a short position for the underwriters. This short sales position may involve either "covered" short sales or "naked" short sales. Covered short sales are short sales made in an amount not greater than the underwriters' over-allotment option to purchase additional shares in this offering. The underwriters may close out any covered short position either by exercising their over-allotment option or by purchasing shares in the open market. To determine how they will close the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market, as compared to the price at which they may purchase shares through the over-allotment option. Naked short sales are short sales in excess of the over-allotment option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that, in the open market after pricing, there may be downward pressure on the price of the shares that could adversely affect investors who purchase shares in this offering.

  - Penalty bids--If the representatives purchase shares in the open market in a stabilizing transaction or syndicate covering transaction, they may reclaim a selling concession from the underwriters and selling group members who sold those shares as part of this offering.

  - Passive market making--Market makers in the shares who are underwriters or prospective underwriters may make bids for or purchases of shares, subject to limitations, until the time, if ever, at which a stabilizing bid is made.

Similar to other purchase transactions, the underwriters' purchases to cover the syndicate short sales or to stabilize the market price of our common stock may have the effect of raising or maintaining the market price of our common stock or preventing or mitigating a decline in the market price of our common stock. As a result, the price of our shares may be higher than the price that might otherwise exist in the open market. The imposition of a penalty bid might also have an effect on the price of the shares if it discourages resales of the shares.

Neither we nor the underwriters make any representation or prediction as to the effect that the transactions described above may have on the price of the shares. These transactions may occur on the Nasdaq National Market or otherwise. If these transactions are commenced, they may be discontinued without notice at any time.

Prudential Securities Incorporated facilitates the marketing of new issues online through its PrudentialSecurities.com division. Clients of Prudential Advisor(SM), a full service brokerage firm program, may view offering terms and a prospectus online and place orders through their financial advisors.

                                 LEGAL MATTERS

Cooley Godward LLP, San Diego, California, will pass upon the validity of the common stock offered by this prospectus. Skadden, Arps, Slate, Meagher & Flom (Illinois), Chicago, Illinois, will pass upon certain legal matters on behalf of the underwriters. As of September 15, 2000, a member of Cooley Godward LLP beneficially owned an aggregate of 23,860 shares of our common stock.

                                    EXPERTS

Our financial statements as of December 31, 1999 and December 31, 1998 and for each of the years in the three-year period ended December 31, 1999 have been incorporated by reference herein and in the registration statement, in reliance upon the report of KPMG LLP, independent certified public accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

                      WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. Our SEC filings are available to the public over the Internet at the SEC's website at http://www.sec.gov. You may inspect and copy any materials that we have filed with the SEC at its Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. You can also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549. You can obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330.

This prospectus is part of a registration statement on Form S-3 that we filed with the SEC and omits certain information contained in the registration statement as permitted by the SEC. Whenever a reference is made in this prospectus to any contract or other document of Corvas, the reference may not be complete and you should refer to the exhibits that are a part of the registration statement for a copy of the contract or document. You can obtain a copy of the registration statement from the SEC at the street address or Internet site listed in the above paragraph.

The SEC allows us to "incorporate by reference" into this prospectus the information we have filed with them. The information incorporated by reference is an important part of this prospectus and the information that we file subsequently with the SEC will automatically update this prospectus. The information incorporated by reference is considered to be a part of this prospectus. We incorporate by reference the documents listed below and any filings we make with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, after the initial filing of the registration that contains this prospectus and prior to the time that we sell all the securities offered by this prospectus:

  - our Annual Report on Form 10-K for the fiscal year ended December 31, 1999

  - our Definitive Proxy Statement, dated April 20, 2000 for the 2000 Annual Meeting of Stockholders

  - our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2000 and June 30, 2000

  - our Current Report on Form 8-K filed October 8, 1997 containing a description of our stockholder rights plan

A copy of these filings will be provided to you at no cost if you request them by writing or telephoning us at the following address:

               Corvas International, Inc.
               Attn: Investor Relations
               3030 Science Park Road
               San Diego, CA 92121
               (858) 455-9800

You should rely only on the information provided or incorporated by reference in this prospectus or any prospectus supplement. We have not authorized anyone to provide you with information that is different. We are not making an offer of these securities in any jurisdiction where the offer is not permitted. You should not assume that the information in this prospectus is accurate as of any date other than the date of this prospectus.

--------------------------------------------------------------------------------

                                     [LOGO]

                           CORVAS INTERNATIONAL, INC.

                                5,000,000 SHARES

                                  COMMON STOCK

                              -------------------
                                   PROSPECTUS
                              -------------------

                                           , 2000

                               CIBC WORLD MARKETS
                          PRUDENTIAL VECTOR HEALTHCARE
                        A UNIT OF PRUDENTIAL SECURITIES

                           U.S. BANCORP PIPER JAFFRAY

------------------------------------------------------------

YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROSPECTUS. NO DEALER, SALESPERSON OR OTHER PERSON IS AUTHORIZED TO GIVE INFORMATION THAT IS NOT CONTAINED IN THIS PROSPECTUS. THIS PROSPECTUS IS NOT AN OFFER TO SELL NOR IS IT SEEKING AN OFFER TO BUY THESE SECURITIES IN ANY JURISDICTION WHERE THE OFFER OR SALE IS NOT PERMITTED. THE INFORMATION CONTAINED IN THIS PROSPECTUS IS CORRECT ONLY AS OF THE DATE OF THIS PROSPECTUS, REGARDLESS OF THE TIME OF THE DELIVERY OF THIS PROSPECTUS OR ANY SALE OF THESE SECURITIES.